All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated August 5, 2025. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Second Quarter Highlights

●	Generated $2.7 billion in adjusted funds from operations and $1.0 billion in free funds flow.
●	Returned $1.45 billion to shareholders, with $750 million in share repurchases and $700 million in dividends.
●	Record second quarter upstream production of 808,000 bbls/d and record first half production of 831,000 bbls/d.
●	Record second quarter refinery throughput of 442,000 bbls/d and record first half throughput of 462,000 bbls/d.
●	Executed major upstream and downstream turnaround activity safely and ahead of schedule.
●	Completed the Upgrader 1 coke drum replacement project ahead of schedule in early July.
●	Reduced 2025 capital guidance by $400 million, reflecting strong execution performance and capital discipline.

"What stands out the most about our strong second quarter is the outstanding execution of major upstream and downstream turnaround activities, completed safely and ahead of schedule,” said Rich Kruger, President and Chief Executive Officer. “This performance was a key driver behind Suncor’s record-setting second quarter and first half volumes results and positions us extremely well for a strong second half of the year. The quarter once again demonstrates our unwavering commitment and focus on delivering superior results for our shareholders.”

Second Quarter Results

Financial Highlights	Q2	Q1	Q2
($ millions, unless otherwise noted)	2025	2025	2024
Net earnings	1 134	1 689	1 568
Per common share(1) (dollars)	0.93	1.36	1.22
Adjusted operating earnings(2)	873	1 629	1 626
Per common share(1)(2) (dollars)	0.71	1.31	1.27
Adjusted funds from operations(2)	2 689	3 045	3 397
Per common share(1)(2) (dollars)	2.20	2.46	2.65
Cash flow provided by operating activities	2 919	2 156	3 829
Per common share(1) (dollars)	2.38	1.74	2.98
Capital and exploration expenditures(3)	1 649	1 087	1 964
Free funds flow(2)	981	1 900	1 350
Dividend per common share(1) (dollars)	0.57	0.57	0.55
Share repurchases per common share(4) (dollars)	0.61	0.61	0.64
Returns to shareholders(5)	1 447	1 455	1 523
Operating, selling and general (OS&G) expenses	3 163	3 297	3 153
Net debt(2)	7 673	7 559	9 054

	Q2	Q1	Q2
Operating Highlights	2025	2025	2024
Total upstream production (mbbls/d)	808.1	853.2	770.6
Refinery utilization (%)	95	104	92

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
(3)	Excludes capitalized interest.
(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q2	Q1	Q2
($ millions)	2025	2025	2024
Net earnings	1 134	1 689	1 568
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(461)	(14)	103
Unrealized loss (gain) on risk management activities	68	(60)	(52)
Write-down of equity investments	136	—	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(4)	14	7
Adjusted operating earnings(1)	873	1 629	1 626

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.
●	Suncor’s adjusted operating earnings were $873 million ($0.71 per common share) in the second quarter of 2025, compared to $1.626 billion ($1.27 per common share) in the prior year quarter, with the decrease primarily due to lower upstream price realizations, in line with lower benchmark pricing, partially offset by lower royalties and income taxes, and increased sales volumes in both the upstream and downstream.
●	Net earnings were $1.134 billion ($0.93 per common share) in the second quarter of 2025, compared to $1.568 billion ($1.22 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the second quarter of 2025 and the prior year quarter were impacted by the items shown in the table above.
●	Adjusted funds from operations were $2.689 billion ($2.20 per common share) in the second quarter of 2025, compared to $3.397 billion ($2.65 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings.
●	Cash flow provided by operating activities, which includes changes in non-cash working capital, were $2.919 billion ($2.38 per common share) in the second quarter of 2025, compared to $3.829 billion ($2.98 per common share) in the prior year quarter.
●	Operating, selling and general (OS&G) expenses remained consistent at $3.163 billion in the second quarter of 2025, compared to $3.153 billion in the prior year quarter, as higher commodity input costs and increased mining costs were largely offset by decreased share-based compensation expense.

2 2025 Second Quarter Suncor Energy Inc.

Operating Results

	Q2	Q1	Q2
(mbbls/d, unless otherwise noted)	2025	2025	2024
Upstream
Total Oil Sands bitumen production	860.8	937.3	834.4
SCO and diesel production	468.0	567.3	488.3
Inter-asset transfers and consumption	(29.8)	(30.7)	(26.6)
Upgraded production – net SCO and diesel	438.2	536.6	461.7
Bitumen production	334.8	341.7	308.2
Inter-asset transfers	(24.6)	(87.4)	(53.9)
Non-upgraded bitumen production	310.2	254.3	254.3
Total Oil Sands production	748.4	790.9	716.0
Exploration and Production	59.7	62.3	54.6
Total upstream production	808.1	853.2	770.6
Upstream sales	812.8	828.4	773.2

Downstream
Refinery utilization (%)	95	104	92
Refinery crude oil processed	442.3	482.7	430.5
Refined product sales	600.5	604.9	594.7

●	Total Oil Sands bitumen production increased to a second quarter record of 860,800 bbls/d, compared to 834,400 bbls/d in the prior year quarter, and included record second quarter production at Firebag.
●	The company’s net synthetic crude oil (SCO) production was 438,200 bbls/d in the second quarter of 2025, compared to 461,700 bbls/d in the prior year quarter, and was impacted by increased upgrader-related maintenance activities in the current period, including the Upgrader 1 coke drum replacement project and turnaround, which was completed subsequent to the quarter.
●	Non-upgraded bitumen production increased to 310,200 bbls/d in the second quarter of 2025, compared to 254,300 bbls/d in the prior year quarter, primarily due to increased bitumen production and lower upgrader availability.
●	Exploration and Production (E&P) production increased to 59,700 bbls/d in the second quarter of 2025, compared to 54,600 bbls/d in the prior year quarter and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.
●	Refinery throughput increased to a second quarter record of 442,300 bbls/d with utilization of 95%, compared to 430,500 bbls/d and 92%, respectively, in the prior year quarter. The increase was primarily due to strong operating performance and the efficient execution of planned maintenance activities.
●	Refined product sales increased to a second quarter record of 600,500 bbls/d, compared to 594,700 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and execution of the previously announced retail growth plan.

Corporate and Strategy Updates

●	Syncrude achieves first ore at Mildred Lake Mine Extension West (MLX-W). Syncrude reached a significant milestone at MLX-W, which is expected to sustain existing bitumen production levels, with first ore extraction completed earlier than expected.

Corporate Guidance Updates

Suncor has updated its 2025 corporate guidance ranges, previously issued on December 12, 2024, by reducing 2025 full-year estimated capital spend from $6.1-$6.3 billion down to $5.7-$5.9 billion. Estimated ranges for current income taxes, royalties and business environment have also been adjusted to reflect the current business environment as at August 5.

For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

2025 Second Quarter Suncor Energy Inc. 3

Management’s Discussion and Analysis

August 5, 2025

Suncor Energy Inc. (Suncor or the company) is Canada’s leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024, dated February 26, 2025 (the 2024 annual MD&A).

This MD&A, for the three and six months ended June 30, 2025, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2025, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2024, and the 2024 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 26, 2025 (the 2024 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this MD&A by reference.

References to “we”, “our”, “Suncor”, “Suncor Energy” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Common Abbreviations

For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.

4 2025 Second Quarter Suncor Energy Inc.

1. Second Quarter Highlights

●	Financial results. Adjusted funds from operations(1) were $2.689 billion ($2.20 per common share), compared to $3.397 billion ($2.65 per common share) in the prior year quarter. Adjusted operating earnings(1) were $873 million ($0.71 per common share), compared to $1.626 billion ($1.27 per common share) in the prior year quarter.
●	Returned value to shareholders. Suncor returned over $1.4 billion of value to shareholders, with $750 million in share repurchases and $697 million in dividends. As at July 31, 2025, since the start of the year, the company has repurchased approximately $1.7 billion of Suncor’s common shares, representing approximately 33.3 million common shares at an average price of $52.60 per common share, or the equivalent of 2.7% of its common shares as at December 31, 2024.
●	Record second quarter upstream and Oil Sands production. Upstream production was a second quarter record of 808,100 bbls/d and included record second quarter Oil Sands production of 748,400 bbls/d during a quarter with significant planned maintenance activities, including the Upgrader 1 coke drum replacement project and turnaround.
●	Record second quarter refining throughput and refined product sales. Refining throughput was 442,300 bbls/d with refinery utilization of 95%, a second quarter record, and included the impacts of planned turnarounds at the Sarnia and Edmonton refineries. Refined product sales were a second quarter record of 600,500 bbls/d.
●	Planned turnarounds completed safely and efficiently. Second quarter planned turnaround activity was executed safely and efficiently across the business, including the Upgrader 1 coke drum replacement project and turnaround, which was completed ahead of schedule subsequent to the second quarter.
●	Syncrude achieves first ore at Mildred Lake Mine Extension West (MLX-W). Syncrude reached a significant milestone at MLX-W, which is expected to sustain existing bitumen production levels, with first ore extraction completed earlier than expected.
●	Capital guidance updated. Suncor has updated its 2025 capital guidance ranges, previously issued on December 12, 2024, by reducing 2025 full-year estimated capital spend from $6.1-$6.3 billion down to $5.7-$5.9 billion. For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 Second Quarter Suncor Energy Inc. 5

Management’s Discussion and Analysis

2. Consolidated Financial and Operating Information

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Earnings (loss) before income taxes
Oil Sands	844	1 792	2 519	3 163
Exploration and Production	165	196	323	470
Refining and Marketing	377	593	1 049	1 707
Corporate and Eliminations	48	(398)	(167)	(937)
Income tax expense	(300)	(615)	(901)	(1 225)
Net earnings	1 134	1 568	2 823	3 178
Adjusted operating earnings (loss)(1)
Oil Sands	926	1 745	2 546	3 110
Exploration and Production	165	196	323	470
Refining and Marketing	404	588	1 071	1 706
Corporate and Eliminations	(318)	(295)	(547)	(614)
Income tax expense included in adjusted operating earnings	(304)	(608)	(891)	(1 229)
Total	873	1 626	2 502	3 443
Adjusted funds from (used in) operations(1)
Oil Sands	2 399	3 108	5 209	5 551
Exploration and Production	372	398	702	865
Refining and Marketing	615	893	1 517	2 199
Corporate and Eliminations	(285)	(221)	(634)	(619)
Current income tax expense	(412)	(781)	(1 060)	(1 430)
Total	2 689	3 397	5 734	6 566
Change in non-cash working capital	230	432	(659)	50
Cash flow provided by operating activities	2 919	3 829	5 075	6 616
Capital and exploration expenditures(2)
Asset sustainment and maintenance	975	1 235	1 473	1 809
Economic investment	674	729	1 263	1 392
Total	1 649	1 964	2 736	3 201
Free funds flow(1)	981	1 350	2 881	3 208

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Excludes capitalized interest of $59 million and $117 million in the second quarter and first six months of 2025, compared to $83 million and $157 million in the second quarter and first six months of 2024.

6 2025 Second Quarter Suncor Energy Inc.

Operating Highlights

	Three months ended June 30		Six months ended June 30
(mbbls/d, unless otherwise noted)	2025	2024	2025	2024
Upstream
Production volumes
Oil Sands – Upgraded – net SCO and diesel	438.2	461.7	487.1	503.3
Oil Sands – Non-upgraded bitumen	310.2	254.3	282.4	247.2
Total Oil Sands production volumes	748.4	716.0	769.5	750.5
Exploration and Production	59.7	54.6	61.0	52.5
Total upstream production	808.1	770.6	830.5	803.0
Upstream sales	812.8	773.2	820.6	810.3
Downstream
Refinery utilization (%)	95	92	99	95
Refinery crude oil processed	442.3	430.5	462.4	442.9
Refined product sales	600.5	594.7	602.6	587.8

Financial Results

Net Earnings and Adjusted Operating Earnings

Adjusted Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Net earnings	1 134	1 568	2 823	3 178
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(461)	103	(475)	323
Unrealized loss (gain) on risk management activities	68	(52)	8	(54)
Write-down of equity investments	136	—	136	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(4)	7	10	(4)
Adjusted operating earnings(1)	873	1 626	2 502	3 443

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s consolidated net earnings for the second quarter of 2025 were $1.134 billion, compared to $1.568 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods included:

●	An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $461 million recorded in financing expenses in the Corporate and Eliminations segment in the second quarter of 2025, compared to a loss of $103 million in the second quarter of 2024.
●	An unrealized loss on risk management activities of $68 million recorded in other income in the second quarter of 2025, compared to an unrealized gain of $52 million in the second quarter of 2024.
●	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million in the Corporate and Eliminations segment and $41 million in the Refining and Marketing (R&M) segment.
●	An income tax recovery related to the items noted above of $4 million in the second quarter of 2025, compared to an expense of $7 million in the second quarter of 2024.

2025 Second Quarter Suncor Energy Inc. 7

Management’s Discussion and Analysis

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)

(1)	For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings were $873 million ($0.71 per common share) in the second quarter of 2025, compared to $1.626 billion ($1.27 per common share) in the prior year quarter, with the decrease primarily due to lower upstream price realizations, in line with lower benchmark pricing, partially offset by lower royalties and income taxes, and increased sales volumes in both the upstream and downstream.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $2.689 billion ($2.20 per common share) in the second quarter of 2025, compared to $3.397 billion ($2.65 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings discussed above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.919 billion ($2.38 per common share) in the second quarter of 2025, compared to $3.829 billion ($2.98 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller source of cash associated with the company’s working capital balances in the second quarter of 2025 compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The source of cash in the second quarter of 2025 was primarily due to a draw of inventory related to increased sales volumes, partially offset by a decrease in accounts payable and accrued liabilities.

Operating, Selling and General Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Operations, selling and corporate costs	2 712	2 669	5 378	5 484
Commodities	431	356	917	822
Share-based compensation(1)	20	128	165	287
Total operating, selling and general (OS&G) expenses	3 163	3 153	6 460	6 593

(1)	In the second quarter of 2025, share-based compensation expense of $20 million included $7 million in the Oil Sands segment, $1 million in the E&P segment, $4 million in the R&M segment and $8 million in the Corporate and Eliminations segment. In the second quarter of 2024, share-based compensation expense of $128 million included $45 million in the Oil Sands segment, $4 million in the E&P segment, $19 million in the R&M segment and $60 million in the Corporate and Eliminations segment.

OS&G expenses remained consistent in the second quarter of 2025, compared to the prior year quarter, as higher commodity input costs and increased mining costs were largely offset by decreased share-based compensation expense. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.

8 2025 Second Quarter Suncor Energy Inc.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2024 annual MD&A.

		Average for the three months ended June 30		Average for the six months ended June 30
		2025	2024	2025	2024
WTI crude oil at Cushing	US$/bbl	63.70	80.55	67.55	78.75
Dated Brent crude	US$/bbl	67.80	84.90	71.70	84.05
Dated Brent/Maya crude oil FOB price differential	US$/bbl	10.10	12.05	10.60	13.05
MSW at Edmonton	Cdn$/bbl	84.25	105.25	89.75	98.75
WCS at Hardisty	US$/bbl	53.50	67.00	56.10	62.30
WCS-WTI heavy/light differential	US$/bbl	(10.20)	(13.55)	(11.45)	(16.45)
SYN-WTI premium (differential)	US$/bbl	1.00	2.80	(0.65)	(2.30)
Condensate at Edmonton	US$/bbl	63.50	77.15	66.70	75.00
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.65	1.10	1.85	1.65
Alberta Power Pool Price	Cdn$/MWh	40.50	45.15	40.15	72.25
New York Harbor 2-1-1 crack(1)	US$/bbl	25.90	24.75	23.50	25.90
Chicago 2-1-1 crack(1)	US$/bbl	22.05	18.85	18.35	19.35
Portland 2-1-1 crack(1)	US$/bbl	38.20	29.30	30.30	28.10
Gulf Coast 2-1-1 crack(1)	US$/bbl	23.20	22.10	22.05	25.05
U.S. Renewable Volume Obligation	US$/bbl	6.15	3.40	5.45	3.55
Suncor custom 5-2-2-1 index(2)	US$/bbl	27.85	26.70	27.30	31.35
Exchange rate (average)	US$/Cdn$	0.72	0.73	0.71	0.74
Exchange rate (end of period)	US$/Cdn$	0.73	0.73	0.73	0.73

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2024 annual MD&A.

2025 Second Quarter Suncor Energy Inc. 9

Management’s Discussion and Analysis

3. Segment Results and Analysis

Oil Sands

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Operating revenues	6 440	7 432	13 581	14 354
Less: Royalties	(596)	(1 001)	(1 411)	(1 783)
Operating revenues, net of royalties	5 844	6 431	12 170	12 571
Earnings before income taxes	844	1 792	2 519	3 163
Adjusted for:
Unrealized loss (gain) on risk management activities	82	(47)	27	(53)
Adjusted operating earnings(1)	926	1 745	2 546	3 110
Adjusted funds from operations(1)	2 399	3 108	5 209	5 551
Free funds flow(1)	1 290	1 671	3 351	3 119

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings decreased to $926 million in the second quarter of 2025, compared to $1.745 billion in the prior year quarter, primarily due to lower crude oil price realizations as a result of lower benchmark pricing, partially offset by a corresponding decrease in royalties and increased sales volumes.

10 2025 Second Quarter Suncor Energy Inc.

Production Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2025	2024	2025	2024
Oil Sands bitumen
Upgrader bitumen throughput	550.6	580.1	616.5	636.1
Non-upgraded bitumen production	310.2	254.3	282.4	247.2
Total Oil Sands bitumen production	860.8	834.4	898.9	883.3
Upgraded – net SCO and diesel
Oil Sands operations(1)	280.6	321.6	320.7	348.1
Syncrude(1)	187.4	166.7	196.7	182.3
Inter-asset transfers and consumption(2)(3)	(29.8)	(26.6)	(30.3)	(27.1)
Upgraded – net SCO and diesel production	438.2	461.7	487.1	503.3
Non-upgraded bitumen
Oil Sands operations	162.8	136.9	164.1	128.6
Fort Hills	162.9	166.9	169.6	172.3
Syncrude	9.1	4.4	4.6	2.2
Inter-asset transfers(4)	(24.6)	(53.9)	(55.9)	(55.9)
Non-upgraded bitumen production	310.2	254.3	282.4	247.2
Oil Sands production volumes to market
Upgraded – net SCO and diesel	438.2	461.7	487.1	503.3
Non-upgraded bitumen	310.2	254.3	282.4	247.2
Total Oil Sands production volumes	748.4	716.0	769.5	750.5

(1)	Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.
(2)	Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the second quarter of 2025, Oil Sands operations produced 15,800 bbls/d of internally consumed products, of which 8,200 bbls/d was consumed at Oil Sands operations, 6,400 bbls/d was consumed at Fort Hills and 1,200 bbls/d was consumed at Syncrude. Syncrude produced 3,700 bbls/d of internally consumed products.
(3)	In the second quarter of 2025, upgraded inter-asset transfers consist of 10,300 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.
(4)	In the second quarter of 2025, non-upgraded inter-asset transfers consist of 15,500 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base and 9,100 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations.

Total Oil Sands bitumen production increased to a second quarter record of 860,800 bbls/d, compared to 834,400 bbls/d in the prior year quarter, primarily due to record second quarter production at Firebag and a lower overall maintenance impact in the current period.

The company’s net SCO production was 438,200 bbls/d in the second quarter of 2025, compared to 461,700 bbls/d in the prior year quarter, with upgrader utilization of 91% at Syncrude and 80% at Oil Sands Base, compared to 81% and 92%, respectively, in the prior year quarter. The decrease in SCO production was primarily due to increased upgrader-related maintenance activities in the current period, including the Upgrader 1 coke drum replacement project and turnaround.

Non-upgraded bitumen production increased to 310,200 bbls/d in the second quarter of 2025, compared to 254,300 bbls/d in the prior year quarter, primarily due to increased bitumen production and lower upgrader availability.

2025 Second Quarter Suncor Energy Inc. 11

Management’s Discussion and Analysis

Sales Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2025	2024	2025	2024
Upgraded – net SCO and diesel	440.2	453.8	484.1	502.0
Non-upgraded bitumen	307.6	272.6	276.4	253.3
Total	747.8	726.4	760.5	755.3

SCO and diesel sales volumes decreased to 440,200 bbls/d in the second quarter of 2025, compared to 453,800 bbls/d in the prior year quarter, primarily due to the decrease in SCO production volumes, partially offset by a draw of inventory in the second quarter of 2025 compared to a build of inventory in the prior year quarter.

Non-upgraded bitumen sales volumes increased to 307,600 bbls/d in the second quarter of 2025, compared to 272,600 bbls/d in the prior year quarter, primarily due to the increase in non-upgraded bitumen production volumes, partially offset by a build of inventory in the second quarter of 2025 compared to a draw of inventory in the prior year quarter.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2025	2024	2025	2024
Upgraded – net SCO and diesel	86.43	106.49	91.74	98.03
Non-upgraded bitumen	61.24	82.46	65.60	74.37
Weighted average	76.06	97.48	82.24	90.09
Weighted average crude, relative to WTI	(12.10)	(12.86)	(12.93)	(16.89)

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations decreased in the second quarter of 2025 compared to the prior year quarter, primarily due to weaker crude oil benchmark prices, partially offset by narrower heavy crude oil differentials.

Royalties

Royalties for the Oil Sands segment decreased in the second quarter of 2025 compared to the prior year quarter, primarily due to lower bitumen pricing.

Expenses and Other Factors

Total Oil Sands operating expenses increased in the second quarter of 2025 compared to the prior year quarter, primarily due to increased maintenance activities, higher commodity input costs and increased mining activity at Fort Hills, partially offset by decreased share-based compensation expense.

Depreciation, depletion and amortization (DD&A) expense increased in the second quarter of 2025, compared to the prior year quarter, primarily due to the commissioning of new assets and new leases entered into during the quarter, partially offset by decreased depreciation related to the company’s asset retirement obligation assets.

Transportation costs increased in the second quarter of 2025, compared to the prior year quarter, primarily due to increased sales volumes, which included increased exports to the U.S. Gulf Coast.

Financing expense and other, which includes other income, decreased slightly in the second quarter of 2025 compared to the prior year quarter, primarily due to decreased accretion expense related to asset retirement obligations, partially offset by increased interest related to leases.

12 2025 Second Quarter Suncor Energy Inc.

Cash Operating Costs

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2025	2024	2025	2024
Oil Sands OS&G(1)	2 356	2 278	4 748	4 760
Oil Sands operations cash operating costs reconciliation
Oil Sands operations OS&G	1 177	1 141	2 463	2 419
Non-production costs(3)	17	87	143	124
Excess power capacity and other(4)	(68)	(40)	(163)	(145)
Oil Sands operations cash operating costs(2)	1 126	1 188	2 443	2 398
Oil Sands operations production volumes (mbbls/d)	443.4	458.5	484.8	476.7
Oil Sands operations cash operating costs(2) ($/bbl)	27.95	28.45	27.85	27.65
Fort Hills cash operating costs reconciliation
Fort Hills OS&G	633	546	1 250	1 159
Non-production costs(3)	(82)	(76)	(156)	(143)
Excess power capacity(4)	(7)	(5)	(12)	(20)
Fort Hills cash operating costs(2)	544	465	1 082	996
Fort Hills production volumes (mbbls/d)	162.9	166.9	169.6	172.3
Fort Hills cash operating costs(2) ($/bbl)	36.75	30.60	35.25	31.75
Syncrude cash operating costs reconciliation
Syncrude OS&G	650	642	1 309	1 298
Non-production costs(3)	4	(14)	18	(20)
Excess power capacity(4)	(2)	(3)	(5)	(11)
Syncrude cash operating costs(2)	652	625	1 322	1 267
Syncrude production volumes (mbbls/d)	196.5	171.1	201.3	184.5
Syncrude cash operating costs(2) ($/bbl)	36.50	40.15	36.30	37.75

(1)	Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the second quarter and first six months of 2025, Oil Sands OS&G included ($104) million and ($274) million, respectively, of inventory changes and internal transfers. In the second quarter and first six months of 2024, Oil Sands OS&G included ($51) million and ($116) million, respectively, of inventory changes and internal transfers.
(2)	Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(3)	Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(4)	Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) decreased to $27.95 in the second quarter of 2025, compared to $28.45 in the prior year quarter, primarily due to a lower proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base due to planned maintenance and increased power sales volumes, partially offset by higher natural gas volumes related to increased consumption at the new co-generation facility, higher natural gas prices and decreased production volumes.

Fort Hills cash operating costs per barrel(1) were $36.75 in the second quarter of 2025, compared to $30.60 in the prior year quarter, with the increase primarily due to increased mining activities, increased commodity costs and decreased production volumes due to a longer planned maintenance program in the current year. The production profile for the current year remains in line with the three year mine plan.

Syncrude cash operating costs per barrel(1) decreased to $36.50 in the second quarter of 2025, compared to $40.15 in the prior year quarter, primarily due to increased production volumes, partially offset by increased maintenance activities.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 Second Quarter Suncor Energy Inc. 13

Management’s Discussion and Analysis

Results for the First Six Months of 2025

Oil Sands earnings before income taxes for the first six months of 2025 were $2.519 billion, compared to $3.163 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2025 included a $27 million unrealized loss on risk management activities, compared to a $53 million unrealized gain in the prior year period.

Oil Sands adjusted operating earnings for the first six months of 2025 were $2.546 billion, compared to $3.110 billion in the prior year period, with the decrease primarily due to lower crude oil price realizations as a result of lower benchmark pricing, partially offset by lower royalties and increased sales volumes.

Oil Sands adjusted funds from operations for the first six months of 2025 were $5.209 billion, compared to $5.551 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.

Oil Sands operations cash operating costs per barrel were $27.85 for the first six months of 2025, compared to an average of $27.65 for the first six months of 2024, with the increase primarily due to higher natural gas volumes related to increased consumption at the new co-generation facility and higher natural gas prices, partially offset by increased production volumes and increased power sales volumes.

Fort Hills cash operating costs per barrel were $35.25 for the first six months of 2025, compared to $31.75 in the first six months of 2024, with the increase primarily due to increased mining and maintenance activities, decreased production volumes and increased commodity costs.

Syncrude cash operating costs per barrel decreased to $36.30 for the first six months of 2025, compared to $37.75 in the first six months of 2024, primarily due to increased production volumes, partially offset by increased maintenance activities.

Planned Maintenance Update

The anticipated impact of these maintenance activities has been reflected in the company’s 2025 guidance.

●	The Oil Sands Base Upgrader 1 coke drum integrity project and turnaround was completed ahead of schedule subsequent to the quarter, enabling a higher expected proportion of higher value SCO production in the third quarter.
●	The turnaround at Firebag commenced in the second quarter with completion expected in the third quarter.
●	The turnaround at Syncrude is commencing in the third quarter with completion expected in the fourth quarter.
●	Planned maintenance at Oil Sands Base Upgrader 2 which was scheduled to commence in the third quarter has been moved to 2026 as part of an interval extension. This is expected to maintain overall production volumes with a higher proportion of higher value SCO production in the remainder of 2025.

14 2025 Second Quarter Suncor Energy Inc.

Exploration and Production

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Operating revenues(1)	665	673	1 394	1 438
Less: Royalties(1)	(162)	(124)	(354)	(266)
Operating revenues, net of royalties	503	549	1 040	1 172
Earnings before income taxes	165	196	323	470
Adjusted operating earnings(2)	165	196	323	470
Adjusted funds from operations(2)	372	398	702	865
Free funds flow(2)	143	169	264	494

(1)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. See the E&P price realizations table in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the second quarter of 2025 were $165 million, compared to $196 million in the prior year quarter, with the decrease primarily due to lower price realizations and increased royalties, largely offset by increased sales volumes.

Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2025	2024	2025	2024
E&P Canada	56.4	49.0	56.0	47.9
E&P International	3.3	5.6	5.0	4.6
Total production	59.7	54.6	61.0	52.5
Total sales volumes	65.0	46.8	60.1	55.0

E&P production increased to 59,700 bbls/d in the second quarter of 2025, compared to 54,600 bbls/d in the prior year quarter, primarily due to increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter, partially offset by lower production at Terra Nova.

Total E&P sales volumes increased to 65,000 bbls/d in the second quarter of 2025, compared to 46,800 bbls/d in the prior year quarter, primarily due to the same factors that impacted production volumes, as well as the timing of cargo sales in E&P Canada.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2025	2024	2025	2024
E&P Canada	91.60	111.39	96.96	109.50

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

E&P price realizations decreased in the second quarter of 2025 compared to the prior year quarter, in line with the decrease in benchmark prices for Brent crude.

Royalties

E&P royalties, excluding the impact of Libya, increased in the second quarter of 2025 compared to the prior year quarter, primarily due to higher royalty rates and increased sales volumes.

Expenses and Other Factors

Operating and transportation expenses increased in the second quarter of 2025 compared to the prior year quarter, primarily due to increased sales volumes.

2025 Second Quarter Suncor Energy Inc. 15

Management’s Discussion and Analysis

Results for the First Six Months of 2025

Earnings before income taxes for E&P for the first six months of 2025 were $323 million, compared to $470 million in the prior year period.

Adjusted operating earnings for E&P for the first six months of 2025 were $323 million, compared to $470 million in the prior year period, with the decrease primarily due to lower realized crude prices and increased royalties, partially offset by increased sales volumes.

Adjusted funds from operations for the first six months of 2025 were $702 million, compared to $865 million in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance Update for Operated Assets

There are no significant planned maintenance events for the E&P segment scheduled for the third quarter of 2025.

16 2025 Second Quarter Suncor Energy Inc.

Refining and Marketing

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Operating revenues	7 310	8 057	14 938	15 670
Earnings before income taxes	377	593	1 049	1 707
Adjusted for:
Unrealized gain on risk management activities	(14)	(5)	(19)	(1)
Write-down of equity investment(1)	41	—	41	—
Adjusted operating earnings(2)	404	588	1 071	1 706
Adjusted funds from operations(2)	615	893	1 517	2 199
Free funds flow(2)	253	518	975	1 656

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $41 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the second quarter of 2025 were $404 million, compared to $588 million in the prior year quarter. The decrease in adjusted operating earnings was primarily due to a first-in, first-out (FIFO) inventory valuation loss in the second quarter of 2025, compared to a gain in the prior year quarter and a one-time emissions compliance charge in the current quarter, partially offset by increased refinery production and sales volumes.

Volumes

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Crude oil processed (mbbls/d)
Eastern North America	231.1	169.8	234.0	193.2
Western North America	211.2	260.7	228.4	249.7
Total	442.3	430.5	462.4	442.9
Refinery utilization(1) (%)
Eastern North America	104	76	105	87
Western North America	87	107	94	102
Average	95	92	99	95
Refined product sales (mbbls/d)
Gasoline	251.1	252.9	256.9	248.2
Distillate	270.1	257.0	266.4	258.5
Other	79.3	84.8	79.3	81.1
Total	600.5	594.7	602.6	587.8
Refinery production(2) (mbbls)	42 282	41 669	88 080	85 743
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	32.45	37.65	34.65	42.30
Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	34.40	36.35	36.30	41.20
Refining operating expense(3) ($/bbl)	6.85	6.95	6.80	7.05

(1)	Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.
(2)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(3)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 Second Quarter Suncor Energy Inc. 17

Management’s Discussion and Analysis

Refinery throughput increased to a second quarter record of 442,300 bbls/d with utilization of 95%, compared to 430,500 bbls/d and 92%, respectively, in the prior year quarter. The increase was primarily due to strong operating performance and efficient execution of planned maintenance activities.

Refined product sales increased to a second quarter record of 600,500 bbls/d compared to 594,700 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the execution of the previously announced retail growth plan.

Refining and Marketing Gross Margins(1)

Refining and marketing gross margins were influenced by the following:

●	On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $34.40/bbl in the second quarter of 2025, from $36.35/bbl in the prior year quarter, primarily due to narrower heavy crude differentials and a one-time emissions compliance charge in the current quarter, partially offset by higher location differentials associated with the company’s regional markets. Margin capture was 96% compared to Suncor’s 5-2-2-1 index, after adjusting for the one-time settlement of emissions compliance charges.
●	On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $32.45/bbl in the second quarter of 2025, from $37.65/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the second quarter of 2025, the FIFO method of inventory valuation resulted in a loss of $82 million, compared to a gain of $53 million in the prior year quarter, for an unfavourable quarter-over-quarter impact of $135 million.

Expenses and Other Factors

Operating expenses decreased in the second quarter of 2025 compared to the prior year quarter, primarily due to lower share-based compensation expense and maintenance costs, partially offset by higher commodity input costs. Transportation expenses were comparable to the prior year quarter.

Refining operating expense per barrel(1) decreased to $6.85 in the second quarter of 2025, compared to $6.95 in the prior year quarter, primarily due to lower maintenance costs and higher refinery production, partially offset by higher commodity input costs.

Results for the First Six Months of 2025

R&M’s earnings before income taxes were $1.049 billion for the first six months of 2025, compared to $1.707 billion in the prior year period. In addition to the factors impacting adjusted operating earnings, earnings before income taxes for the first six months of 2025 included a $19 million unrealized gain on risk management activities, compared to a $1 million unrealized gain in the prior year period and a $41 million write-down of an equity investment in the current period.

Adjusted operating earnings for R&M in the first six months of 2025 were $1.071 billion, compared to $1.706 billion in the first six months of 2024, with the decrease primarily due to lower benchmark crack spreads, narrower crude differentials and a FIFO inventory valuation loss in the current period, compared to a gain in the prior year period, partially offset by increased refinery production and sales volumes. In the first six months of 2025, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, had a negative impact to adjusted operating earnings and adjusted funds from operations of $142 million, compared to a positive impact of $93 million in the first six months of 2024.

R&M’s adjusted funds from operations in the first six months of 2025 were $1.517 billion, compared to $2.199 billion in the prior year period, with the decrease primarily due to the same factors that influenced adjusted operating earnings.

Planned Maintenance

The anticipated impact of these maintenance activities has been reflected in the company’s 2025 guidance.

●	Planned maintenance at the Edmonton refinery is commencing in the third quarter, with completion expected in the fourth quarter.
(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)

The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

18 2025 Second Quarter Suncor Energy Inc.

Corporate and Eliminations

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Earnings (loss) before income taxes	48	(398)	(167)	(937)
Adjusted for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(461)	103	(475)	323
Write-down of equity investment(1)	95	—	95	—
Adjusted operating loss(2)	(318)	(295)	(547)	(614)
Corporate	(345)	(206)	(646)	(402)
Eliminations – Intersegment profit realized (eliminated)	27	(89)	99	(212)
Adjusted funds used in operations(2)	(285)	(221)	(634)	(619)
Free funds deficit(2)	(293)	(227)	(649)	(631)

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $345 million in the second quarter of 2025, compared to a loss of $206 million in the prior year quarter. The increased loss was primarily attributable to an operational foreign exchange loss in the second quarter of 2025 compared to a gain in the prior year quarter, partially offset by a decrease in share-based compensation expense in the second quarter of 2025 compared to the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the second quarter of 2025, the company realized $27 million of intersegment profit, compared to a deferral of $89 million in the prior year quarter. The realization of intersegment profit in the second quarter of 2025 was primarily driven by a decrease in intersegment inventory volumes.

Corporate and Eliminations adjusted funds used in operations were $285 million for the second quarter of 2025, compared to adjusted funds used in operations of $221 million in the prior year quarter, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

Results for the First Six Months of 2025

Corporate and Eliminations loss before income taxes was $167 million for the first six months of 2025, compared to $937 million in the prior year period. In addition to the factors impacting adjusted operating loss, the loss before income taxes for the first six months of 2025 included a $475 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt, compared to a $323 million loss in the prior year period and a $95 million write-down of an equity investment in the current period.

The adjusted operating loss for Corporate and Eliminations for the first six months of 2025 was $547 million, compared to $614 million in the prior year period. The decreased loss was primarily attributed to a realization of intersegment profit in the first six months of 2025, compared to a deferral in the prior year period and decreased share-based compensation expense in the first six months of 2025 compared to the prior year period, partially offset by an operational foreign exchange loss in the current period, compared to a gain in the prior year period.

Corporate and Eliminations adjusted funds used in operations for the first six months of 2025 were $634 million, compared to $619 million in the prior year period, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

2025 Second Quarter Suncor Energy Inc. 19

Management’s Discussion and Analysis

4. Income Tax

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Current income tax expense	412	781	1 060	1 430
Deferred income tax recovery	(112)	(166)	(159)	(205)
Income tax expense included in net earnings	300	615	901	1 225
Less: Income tax (recovery) expense on adjusted operating earnings adjustments	(4)	7	10	(4)
Income tax expense included in adjusted operating earnings	304	608	891	1 229
Effective tax rate	20.9%	28.2%	24.2%	27.8%

The provision for income taxes in the second quarter of 2025 decreased to $300 million, compared to $615 million in the prior year quarter, primarily due to lower taxable earnings. In the second quarter of 2025, the company's effective tax rate on net earnings decreased compared to the prior year quarter, primarily due to the impact of non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense in the second quarter of 2025.

The provision for income taxes in the first six months of 2025 decreased to $901 million, compared to $1.225 billion in the prior year period, primarily due to lower taxable earnings. In the first six months of 2025, the company's effective tax rate on net earnings decreased compared to the prior year period, primarily due to the impact of non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense in the current year.

20 2025 Second Quarter Suncor Energy Inc.

5. Capital Investment Update

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest

	Three months ended				Six months ended
			June 30, 2025	June 30, 2024			June 30, 2025	June 30, 2024
	Asset Sustainment	Economic			Asset Sustainment	Economic
($ millions)	and Maintenance(1)	Investment(2)	Total	Total	and Maintenance(1)	Investment(2)	Total	Total
Oil Sands
Oil Sands Base	368	191	559	684	499	302	801	1 137
In Situ	46	72	118	127	84	176	260	246
Fort Hills	101	93	194	203	152	165	317	347
Syncrude	144	51	195	350	270	127	397	563
E&P	—	213	213	220	—	404	404	355
R&M	309	53	362	374	454	88	542	541
Corporate and Eliminations	7	1	8	6	14	1	15	12
	975	674	1 649	1 964	1 473	1 263	2 736	3 201
Capitalized interest on debt			59	83			117	157
Total capital and exploration expenditures			1 708	2 047			2 853	3 358

(1)	Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.
(2)	Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

During the second quarter of 2025, the company incurred $1.649 billion of capital expenditures, excluding capitalized interest, compared to $1.964 billion in the prior year quarter. Suncor capitalized $59 million of its borrowing costs in the second quarter of 2025 as part of the cost of major development assets and construction projects in progress, compared to $83 million in the prior year quarter.

Economic investment expenditures in the second quarter of 2025 were primarily related to:

●	The Upgrader 1 coke drum replacement project, which was completed subsequent to the quarter at Oil Sands Base.
●	The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels at In Situ.
●	Progressing the second opening at the Fort Hills North Pit mine.
●	The Mildred Lake Mine Extension West project and preparation for autonomous haul system conversion at Syncrude.
●	Progressing the West White Rose Project within the E&P segment.
●	Enhancing R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites.

Asset sustainment and maintenance expenditures in the second quarter of 2025 were primarily related to:

●	Planned turnaround activity in the current quarter, preparation for upcoming planned turnaround activity and mine tailings, mine equipment and other maintenance projects within the Oil Sands segment.
●	Planned turnaround activity in the current quarter, preparation for upcoming planned turnaround activity and sustainment of refinery, retail and logistics assets within the R&M segment.

2025 Second Quarter Suncor Energy Inc. 21

Management’s Discussion and Analysis

6. Financial Condition and Liquidity

Indicators

	Twelve months ended June 30
	2025	2024
Return on capital employed (ROCE)(1)(2) (%)	11.1	15.6
Net debt to adjusted funds from operations(1) (times)	0.6	0.6
Total debt to total debt plus shareholders’ equity(1) (%)	18.2	20.4
Net debt to net debt plus shareholders’ equity(1) (%)	14.7	16.9

(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
(2)	For the twelve months ended June 30, 2025, and the twelve months ended June 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

Capital Resources

Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2025 capital spending program of $5.7 billion to $5.9 billion, and to meet working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.

Available Sources of Liquidity

For the three months ended June 30, 2025, cash and cash equivalents decreased to $2.269 billion from $2.773 billion as at March 31, 2025. The use of cash in the second quarter of 2025 was primarily due to the company’s shareholder returns, including the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends, and the company’s capital and exploration expenditures exceeding the company’s cash flow provided by operating activities.

For the six months ended June 30, 2025, cash and cash equivalents decreased to $2.269 billion from $3.484 billion as at December 31, 2024. The use of cash in the first six months of 2025 was primarily due to the company’s shareholder returns, including the repurchase of Suncor’s common shares under its NCIB, and the payment of dividends, and the company’s capital and exploration expenditures exceeding the company’s cash flow provided by operating activities.

As at June 30, 2025, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 33 days.

As at June 30, 2025, available credit facilities for liquidity purposes were $5.330 billion, compared to $5.475 billion as at December 31, 2024.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders’ Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at June 30, 2025, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 24.3% (December 31, 2024 – 24.8%). The company also continues to be in compliance with all operating covenants under its debt agreements.

22 2025 Second Quarter Suncor Energy Inc.

Change in Debt

	Three months ended	Six months ended
($ millions)	June 30, 2025	June 30, 2025
Total debt(1) – beginning of period	10 332	10 345
Foreign exchange on debt, and other	(390)	(403)
Total debt(1) – June 30, 2025	9 942	9 942
Less: Cash and cash equivalents – June 30, 2025	2 269	2 269
Net debt (1) – June 30, 2025	7 673	7 673

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt decreased in the second quarter of 2025, primarily due to favourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2025.

The company’s total debt decreased in the first six months of 2025 primarily due to favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2024.

As at June 30, 2025, Suncor’s net debt was $7.673 billion, compared to $6.861 billion as at December 31, 2024. The increase in net debt was primarily due to a decrease in cash and cash equivalents and the factors discussed above.

Common Shares

June 30,
(thousands)	2025
Common shares	1 217 884
Common share options – exercisable	4 887
Common share options – non-exercisable	2 237

As at July 31, 2025, the total number of common shares outstanding was 1,213,246,632 and the total number of exercisable and non-exercisable common share options outstanding was 7,088,680. Once vested, each outstanding common share option is exercisable for one common share.

2025 Second Quarter Suncor Energy Inc. 23

Management’s Discussion and Analysis

Share Repurchases

			Maximum	Maximum	Maximum
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	24 315

Between March 3, 2025, and July 31, 2025, Suncor repurchased 24,315,149 common shares on the open market pursuant to its NCIB, representing the equivalent of 2.0% of its outstanding common shares as at February 18, 2025, for $1.2 billion, at a weighted average price of $51.40 per share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)	14 993	15 561	28 593	21 999
Weighted average repurchase price per share (dollars per share)	50.03	53.00	52.46	50.81
Share repurchase cost(1)	750	825	1 500	1 118

(1)	The three and six months ended June 30, 2025, excludes nil and $48 million, respectively, of taxes paid on share repurchase costs.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including payment in respect of contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2024 annual MD&A, with no material updates to note during the six months ended June 30, 2025. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

24 2025 Second Quarter Suncor Energy Inc.

7. Quarterly Financial Data

Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.

Financial Summary

Three months ended	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
($ millions, unless otherwise noted)	2025	2025	2024	2024	2024	2024	2023	2023
Total production (mbbls/d)
Oil Sands	748.4	790.9	817.5	776.0	716.0	785.0	757.4	646.1
Exploration and Production	59.7	62.3	57.5	52.6	54.6	50.3	50.7	44.4
Total upstream production	808.1	853.2	875.0	828.6	770.6	835.3	808.1	690.5
Refinery crude oil processed (mbbls/d)	442.3	482.7	486.2	487.6	430.5	455.3	455.9	463.2
Revenues and other income
Gross revenues	12 749	13 330	13 657	13 905	14 014	13 305	13 589	13 911
Royalties	(758)	(1 007)	(1 126)	(1 017)	(1 125)	(924)	(779)	(1 262)
Operating revenues, net of royalties	11 991	12 323	12 531	12 888	12 889	12 381	12 810	12 649
Other (loss) income	(97)	130	(28)	174	151	148	1 328	(13)
	11 894	12 453	12 503	13 062	13 040	12 529	14 138	12 636
Net earnings	1 134	1 689	818	2 020	1 568	1 610	2 820	1 544
Per common share – basic (dollars)	0.93	1.36	0.65	1.59	1.22	1.25	2.18	1.19
Adjusted operating earnings(1)	873	1 629	1 566	1 875	1 626	1 817	1 635	1 980
Per common share(1)(2) (dollars)	0.71	1.31	1.25	1.48	1.27	1.41	1.26	1.52
Adjusted funds from operations(1)	2 689	3 045	3 493	3 787	3 397	3 169	4 034	3 634
Per common share(1)(2) (dollars)	2.20	2.46	2.78	2.98	2.65	2.46	3.12	2.80
Cash flow provided by operating activities	2 919	2 156	5 083	4 261	3 829	2 787	4 318	4 184
Per common share(2) (dollars)	2.38	1.74	4.05	3.36	2.98	2.16	3.34	3.22
Free funds flow(1)	981	1 900	1 923	2 232	1 350	1 858	2 482	2 057
Per common share(1)(2) (dollars)	0.80	1.53	1.53	1.76	1.05	1.44	1.92	1.58
ROCE(1)(3) (%) for the twelve months ended	11.1	12.8	13.0	15.6	15.6	15.7	16.3	16.5
ROCE excluding impairments and impairment reversals(1)(3) (%) for the twelve months ended	11.1	12.8	13.0	15.6	15.6	15.7	16.3	16.5
Net debt(1)(4)	7 673	7 559	6 861	7 968	9 054	9 552	9 852	9 837
Common share information (dollars)
Dividend per common share(2)	0.57	0.57	0.57	0.55	0.55	0.55	0.55	0.52
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	51.01	55.72	51.31	49.92	52.15	49.99	42.45	46.71
New York Stock Exchange (US$)	37.45	38.72	35.68	36.92	38.10	36.91	32.04	34.38

(1)	Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow, ROCE and ROCE excluding impairments are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.
(2)	Presented on a basic per share basis.
(3)	Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

2025 Second Quarter Suncor Energy Inc. 25

Management’s Discussion and Analysis

(4)	Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Business Environment

		Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
(average for the three months ended)		2025	2025	2024	2024	2024	2024	2023	2023
WTI crude oil at Cushing	US$/bbl	63.70	71.40	70.30	75.15	80.55	76.95	78.35	82.20
Dated Brent crude	US$/bbl	67.80	75.70	74.70	80.25	84.90	83.25	84.05	86.70
Dated Brent/Maya FOB price differential	US$/bbl	10.10	11.10	11.85	13.90	12.05	14.10	12.55	11.15
MSW at Edmonton	Cdn$/bbl	84.25	95.30	94.95	98.00	105.25	92.20	99.70	107.80
WCS at Hardisty	US$/bbl	53.50	58.75	57.75	61.65	67.00	57.60	56.45	69.30
WCS-WTI heavy/light differential	US$/bbl	(10.20)	(12.65)	(12.55)	(13.50)	(13.55)	(19.35)	(21.90)	(12.90)
SYN-WTI premium (differential)	US$/bbl	1.00	(2.35)	0.85	1.30	2.80	(7.40)	0.30	2.80
Condensate at Edmonton	US$/bbl	63.50	69.90	70.65	71.30	77.15	72.80	76.25	77.90
Natural gas (Alberta spot) at AECO	Cdn$/GJ	1.65	2.05	1.45	0.65	1.10	2.20	2.15	2.50
Alberta Power Pool Price	Cdn$/MWh	40.50	39.80	51.50	55.35	45.15	99.30	81.60	151.60
New York Harbor 2-1-1 crack(1)	US$/bbl	25.90	21.05	18.80	21.05	24.75	27.05	28.60	39.95
Chicago 2-1-1 crack(1)	US$/bbl	22.05	14.65	13.85	19.35	18.85	19.80	17.10	27.45
Portland 2-1-1 crack(1)	US$/bbl	38.20	22.30	20.95	20.35	29.30	26.85	29.35	55.90
Gulf Coast 2-1-1 crack(1)	US$/bbl	23.20	20.85	17.00	18.90	22.10	27.95	23.00	39.10
U.S. Renewable Volume Obligation	US$/bbl	6.15	4.75	4.05	3.90	3.40	3.70	4.75	7.45
Suncor custom 5-2-2-1 index(2)	US$/bbl	27.85	26.80	24.25	26.05	26.70	35.95	33.45	36.00
Exchange rate (average)	US$/Cdn$	0.72	0.70	0.71	0.73	0.73	0.74	0.73	0.75
Exchange rate (end of period)	US$/Cdn$	0.73	0.69	0.69	0.74	0.73	0.74	0.76	0.74

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2024 annual MD&A.

26 2025 Second Quarter Suncor Energy Inc.

8. Other Items

Accounting Policies and New IFRS Standards

Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2024.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2024, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2024, note 9 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2025, and the Financial Condition and Liquidity section of the 2024 annual MD&A.

Control Environment

Based on their evaluation as at June 30, 2025, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2025, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Tariffs

In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.

Corporate Guidance

Suncor has updated its 2025 corporate guidance ranges, previously issued on December 12, 2024, by reducing 2025 full-year estimated capital spend from $6.1-$6.3 billion down to $5.7-$5.9 billion. Estimated ranges for current income taxes, royalties and business environment have also been adjusted to reflect the current business environment as at August 5. For further details and advisories regarding Suncor’s 2025 corporate guidance, see www.suncor.com/guidance.

2025 Second Quarter Suncor Energy Inc. 27

Management’s Discussion and Analysis

9. Non-GAAP And Other Financial Measures Advisory

Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Adjusted Operating Earnings (Loss)

Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

●	The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.
●	The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.
●	The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.
●	The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.
●	The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.
●	The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.
●	The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.
●	The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

28 2025 Second Quarter Suncor Energy Inc.

ROCE and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended June 30
($ millions, except as noted)		2025	2024
Adjustments to net earnings
Net earnings		5 661	7 542
(Deduct) add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(109)	344
Net interest expense		260	356
Adjusted net earnings(1)	A	5 812	8 242
Capital employed – beginning of twelve-month period
Net debt(2)		9 054	11 170
Shareholders’ equity		44 501	40 819
		53 555	51 989
Capital employed – end of twelve-month period
Net debt(2)		7 673	9 054
Shareholders’ equity		44 580	44 501
		52 253	53 555
Average capital employed	B	52 367	52 962
ROCE (%)(3)	A/B	11.1	15.6

(1)	Total before-tax impact of adjustments is $263 million for the twelve months ended June 30, 2025, and $848 million for the twelve months ended June 30, 2024.
(2)	Net debt is a non-GAAP financial measure.
(3)	For the twelve months ended June 30, 2025, and the twelve months ended June 30, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

2025 Second Quarter Suncor Energy Inc. 29

Management’s Discussion and Analysis

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	844	1 792	165	196	377	593	48	(398)	—	—	1 434	2 183
Adjustments for:
Depreciation, depletion, amortization and impairment	1 248	1 235	167	184	260	236	34	29	—	—	1 709	1 684
Accretion	124	129	16	17	4	3	—	—	—	—	144	149
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(461)	103	—	—	(461)	103
Change in fair value of financial instruments and trading inventory	215	(42)	34	15	(62)	41	—	—	—	—	187	14
Loss on disposal of assets	—	—	—	—	—	—	—	1	—	—	—	1
Share-based compensation	7	43	1	3	4	20	(6)	32	—	—	6	98
Settlement of decommissioning and restoration liabilities	(86)	(85)	(11)	(18)	(15)	(9)	—	—	—	—	(112)	(112)
Other	47	36	—	1	47	9	100	12	—	—	194	58
Current income tax expense	—	—	—	—	—	—	—	—	(412)	(781)	(412)	(781)
Adjusted funds from (used in) operations	2 399	3 108	372	398	615	893	(285)	(221)	(412)	(781)	2 689	3 397
Change in non-cash working capital											230	432
Cash flow provided by operating activities											2 919	3 829

30 2025 Second Quarter Suncor Energy Inc.

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	2 519	3 163	323	470	1 049	1 707	(167)	(937)	—	—	3 724	4 403
Adjustments for:
Depreciation, depletion, amortization and impairment	2 447	2 420	338	354	517	480	70	58	—	—	3 372	3 312
Accretion	248	255	32	33	7	6	—	—	—	—	287	294
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(475)	323	—	—	(475)	323
Change in fair value of financial instruments and trading inventory	147	(40)	28	18	(45)	66	—	—	—	—	130	44
Gain on disposal of assets	—	—	—	—	—	—	—	(2)	—	—	—	(2)
Share-based compensation	(79)	(128)	(5)	6	(36)	(58)	(177)	(96)	—	—	(297)	(276)
Settlement of decommissioning and restoration liabilities	(165)	(197)	(14)	(20)	(27)	(18)	—	—	—	—	(206)	(235)
Other	92	78	—	4	52	16	115	35	—	—	259	133
Current income tax expense	—	—	—	—	—	—	—	—	(1 060)	(1 430)	(1 060)	(1 430)
Adjusted funds from (used in) operations	5 209	5 551	702	865	1 517	2 199	(634)	(619)	(1 060)	(1 430)	5 734	6 566
Change in non-cash working capital											(659)	50
Cash flow provided by operating activities											5 075	6 616

2025 Second Quarter Suncor Energy Inc. 31

Management’s Discussion and Analysis

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 399	3 108	372	398	615	893	(285)	(221)	(412)	(781)	2 689	3 397
Capital expenditures including capitalized interest	(1 109)	(1 437)	(229)	(229)	(362)	(375)	(8)	(6)	—	—	(1 708)	(2 047)
Free funds flow (deficit)	1 290	1 671	143	169	253	518	(293)	(227)	(412)	(781)	981	1 350

			Exploration and		Refining and		Corporate and
Six months ended June 30	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	5 209	5 551	702	865	1 517	2 199	(634)	(619)	(1 060)	(1 430)	5 734	6 566
Capital expenditures including capitalized interest	(1 858)	(2 432)	(438)	(371)	(542)	(543)	(15)	(12)	—	—	(2 853)	(3 358)
Free funds flow (deficit)	3 351	3 119	264	494	975	1 656	(649)	(631)	(1 060)	(1 430)	2 881	3 208

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.

32 2025 Second Quarter Suncor Energy Inc.

Refining and Marketing Gross Margin and Refining Operating Expense

Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2025	2024	2025	2024
Refining and marketing gross margin reconciliation
Operating revenues	7 310	8 057	14 938	15 670
Purchases of crude oil and products	(5 969)	(6 519)	(11 891)	(12 107)
	1 341	1 538	3 047	3 563
Other income	18	43	6	117
Non-refining and marketing margin	14	(13)	1	(55)
Refining and marketing gross margin – FIFO	1 373	1 568	3 054	3 625
Refinery production(1) (mbbls)	42 282	41 669	88 080	85 743
Refining and marketing gross margin – FIFO ($/bbl)	32.45	37.65	34.65	42.30
FIFO and risk management activities adjustment	82	(53)	142	(93)
Refining and marketing gross margin – LIFO	1 455	1 515	3 196	3 532
Refining and marketing gross margin – LIFO ($/bbl)	34.40	36.35	36.30	41.20
Refining operating expense reconciliation
Operating, selling and general expense	578	603	1 187	1 221
Non-refining costs	(289)	(313)	(590)	(616)
Refining operating expense	289	290	597	605
Refinery production(1) (mbbls)	42 282	41 669	88 080	85 743
Refining operating expense ($/bbl)	6.85	6.95	6.80	7.05

(1)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2025 Second Quarter Suncor Energy Inc. 33

Management’s Discussion and Analysis

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	June 30	December 31
($ millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	1 376	997
Long-term debt	8 566	9 348
Total debt	9 942	10 345
Less: Cash and cash equivalents	2 269	3 484
Net debt	7 673	6 861
Shareholders’ equity	44 580	44 514
Total debt plus shareholders’ equity	54 522	54 859
Total debt to total debt plus shareholders’ equity (%)	18.2	18.9
Net debt to net debt plus shareholders’ equity (%)	14.7	13.4

Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

34 2025 Second Quarter Suncor Energy Inc.

Oil Sands Price Realizations

	June 30, 2025			June 30, 2024
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
Three months ended	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	2 718	3 722	6 440	2 818	4 614	7 432
Other (loss) income	(56)	(2)	(58)	60	12	72
Purchases of crude oil and products	(763)	(50)	(813)	(651)	(45)	(696)
Gross realization adjustment(1)	3	(62)	(59)	(43)	(30)	(73)
Gross realization	1 902	3 608	5 510	2 184	4 551	6 735
Transportation and distribution	(188)	(147)	(335)	(139)	(153)	(292)
Price realization	1 714	3 461	5 175	2 045	4 398	6 443
Sales volumes (mbbls)	27 989	40 055	68 044	24 811	41 296	66 107
Price realization per barrel	61.24	86.43	76.06	82.46	106.49	97.48

Six months ended	June 30, 2025			June 30, 2024
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	5 003	8 578	13 581	4 880	9 474	14 354
Other (loss) income	(15)	55	40	119	8	127
Purchases of crude oil and products	(1 335)	(87)	(1 422)	(1 208)	(117)	(1 325)
Gross realization adjustment(1)	(32)	(216)	(248)	(65)	(124)	(189)
Gross realization	3 621	8 330	11 951	3 726	9 241	12 967
Transportation and distribution	(339)	(292)	(631)	(297)	(287)	(584)
Price realization	3 282	8 038	11 320	3 429	8 954	12 383
Sales volumes (mbbls)	50 030	87 622	137 652	46 091	91 373	137 464
Price realization per barrel	65.60	91.74	82.24	74.37	98.03	90.09

(1)	Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2025 Second Quarter Suncor Energy Inc. 35

Management’s Discussion and Analysis

E&P Price Realizations

Three months ended	June 30, 2025			June 30, 2024
	E&P		E&P	E&P		E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	Canada	Other(1)(2)	Segment
Operating revenues	545	120	665	437	236	673
Transportation and distribution	(32)	(4)	(36)	(21)	(3)	(24)
Price realization	513	116		416	233
Sales volumes (mbbls)	5 619			3 748
Price realization per barrel	91.60			111.39

Six months ended	June 30, 2025			June 30, 2024
	E&P		E&P			E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	E&P Canada	Other(1)(2)	Segment
Operating revenues	1 015	379	1 394	1 046	392	1 438
Transportation and distribution	(51)	(7)	(58)	(44)	(5)	(49)
Price realization	964	372		1 002	387
Sales volumes (mbbls)	9 963			9 180
Price realization per barrel	96.96			109.50

(1)	Reflects other E&P assets, such as Libya, for which price realizations are not provided.
(2)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the second quarter of 2025, revenue included a gross-up amount of $92 million (2024 – $179 million), with an offsetting amount of $64 million (2024 – $89 million) in royalties in the E&P segment and $28 million (2024 – $90 million) in income tax expense recorded at the consolidated level. In the first six months of 2025, revenue included a gross-up amount of $288 million (2024 – $298 million), with an offsetting amount of $170 million (2024 – $151 million) in royalties in the E&P segment and $118 million (2024 – $147 million) in income tax expense recorded at the consolidated level.

36 2025 Second Quarter Suncor Energy Inc.

10. Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts
MWh	megawatts per hour	Financial and Business Environment
		Q2	Three months ended June 30
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend

2025 Second Quarter Suncor Energy Inc. 37

Management’s Discussion and Analysis

11. Advisories

Forward-Looking Statements

This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:

●	Suncor's strategy, focus, goals and priorities and the expected benefits therefrom;
●	expectations regarding planned maintenance events, including the timing and completion of turnarounds at Firebag and Syncrude, and planned maintenance events at the Edmonton refinery and Oil Sands Base Upgrader 2 and that the maintenance deferral at Oil Sands Base Upgrader 2 is expected to increase SCO relative to bitumen production mix for the remainder of 2025;
●	the expectation that completion of the Upgrader 1 turnaround will result in a higher expected proportion of SCO production in the third quarter;
●	Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;
●	statements regarding Suncor’s planned 2025 capital spending program of $5.7 billion to $5.9 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;
●	the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;
●	the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels; and
●	the company’s expectation that its decision to allocated cash to repurchase shares will not affect its long-term strategy;
●	the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet

38 2025 Second Quarter Suncor Energy Inc.

production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2024 annual MD&A, the 2024 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2025 Second Quarter Suncor Energy Inc. 39

Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Revenues and Other Income
Gross revenues (note 3)	12 749	14 014	26 079	27 319
Less: royalties	(758)	(1 125)	(1 765)	(2 049)
Other (loss) income (note 4)	(97)	151	33	299
	11 894	13 040	24 347	25 569
Expenses
Purchases of crude oil and products	5 101	5 162	9 401	9 520
Operating, selling and general	3 163	3 153	6 460	6 593
Transportation and distribution	489	438	937	848
Depreciation, depletion, amortization and impairment	1 709	1 684	3 372	3 312
Exploration	4	15	126	74
Loss (gain) on disposal of assets	—	1	—	(2)
Financing (income) expenses (note 6)	(6)	404	327	821
	10 460	10 857	20 623	21 166
Earnings before Income Taxes	1 434	2 183	3 724	4 403

Income Tax Expense (Recovery)
Current	412	781	1 060	1 430
Deferred	(112)	(166)	(159)	(205)
	300	615	901	1 225
Net Earnings	1 134	1 568	2 823	3 178

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	(159)	11	(180)	(5)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes (note 11)	209	91	244	490
Other Comprehensive Income	50	102	64	485

Total Comprehensive Income	1 184	1 670	2 887	3 663

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	0.93	1.22	2.29	2.47
Cash dividends	0.57	0.55	1.14	1.10

See accompanying notes to the condensed interim consolidated financial statements.

40 2025 Second Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	June 30	December 31
($ millions)	2025	2024
Assets
Current assets
Cash and cash equivalents	2 269	3 484
Accounts receivable	5 322	5 245
Inventories	5 230	5 041
Income taxes receivable	597	518
Total current assets	13 418	14 288
Property, plant and equipment, net	68 074	68 512
Exploration and evaluation	1 742	1 742
Other assets	1 722	1 559
Goodwill and other intangible assets	3 475	3 503
Deferred income taxes	196	180
Total assets	88 627	89 784

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	1 376	997
Current portion of long-term lease liabilities	638	599
Accounts payable and accrued liabilities	7 672	8 161
Current portion of provisions	849	958
Income taxes payable	100	32
Total current liabilities	10 635	10 747
Long-term debt	8 566	9 348
Long-term lease liabilities	3 700	3 745
Other long-term liabilities	1 358	1 502
Provisions (note 10)	11 873	11 931
Deferred income taxes	7 915	7 997
Equity	44 580	44 514
Total liabilities and shareholders’ equity	88 627	89 784

See accompanying notes to the condensed interim consolidated financial statements.

2025 Second Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Operating Activities
Net Earnings	1 134	1 568	2 823	3 178
Adjustments for:
Depreciation, depletion, amortization and impairment	1 709	1 684	3 372	3 312
Deferred income tax recovery	(112)	(166)	(159)	(205)
Accretion (note 6)	144	149	287	294
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(461)	103	(475)	323
Change in fair value of financial instruments and trading inventory	187	14	130	44
Loss (gain) on disposal of assets	—	1	—	(2)
Share-based compensation	6	98	(297)	(276)
Settlement of decommissioning and restoration liabilities	(112)	(112)	(206)	(235)
Other	194	58	259	133
Decrease (increase) in non-cash working capital	230	432	(659)	50
Cash flow provided by operating activities	2 919	3 829	5 075	6 616
Investing Activities
Capital and exploration expenditures	(1 708)	(2 047)	(2 853)	(3 358)
Proceeds from disposal of assets	—	15	—	23
Other investments	(1)	(2)	(7)	(3)
Decrease (increase) in non-cash working capital	39	246	(65)	215
Cash flow used in investing activities	(1 670)	(1 788)	(2 925)	(3 123)
Financing Activities
Net decrease in short-term debt	—	(688)	—	(467)
Lease liability payments	(175)	(107)	(355)	(205)
Issuance of common shares under share option plans	12	177	87	307
Repurchase of common shares(1) (note 8)	(750)	(825)	(1 548)	(1 118)
Distributions relating to non-controlling interest	(4)	(4)	(8)	(8)
Dividends paid on common shares	(697)	(698)	(1 402)	(1 400)
Cash flow used in financing activities	(1 614)	(2 145)	(3 226)	(2 891)
(Decrease) Increase in Cash and Cash Equivalents	(365)	(104)	(1 076)	602
Effect of foreign exchange on cash and cash equivalents	(139)	14	(139)	43
Cash and cash equivalents at beginning of period	2 773	2 464	3 484	1 729
Cash and Cash Equivalents at End of Period	2 269	2 374	2 269	2 374
Supplementary Cash Flow Information
Interest paid	293	316	441	452
Income taxes paid	393	959	997	984

(1)	Includes $48 million of taxes paid on 2024 share repurchases for the six months ended June 30, 2025.

See accompanying notes to the condensed interim consolidated financial statements.

42 2025 Second Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	3 178	3 178	—
Foreign currency translation adjustment	—	—	(5)	—	(5)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $155	—	—	—	490	490	—
Total comprehensive income	—	—	(5)	3 668	3 663	—
Issued under share option plans	351	(48)	—	—	303	7 728
Repurchase of common shares for cancellation(1) (note 8)	(372)	—	—	(761)	(1 133)	(21 999)
Change in liability for share repurchase commitment	(60)	—	—	(158)	(218)	—
Share-based compensation	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(1 400)	(1 400)	—
At June 30, 2024	21 580	528	1 043	21 350	44 501	1 275 829
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	2 823	2 823	—
Foreign currency translation adjustment	—	—	(180)	—	(180)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $77 (note 11)	—	—	—	244	244	—
Total comprehensive income	—	—	(180)	3 067	2 887	—
Issued under share option plans	101	(14)	—	—	87	2 145
Repurchase of common shares for cancellation(1) (note 8)	(488)	—	—	(1 040)	(1 528)	(28 593)
Change in liability for share repurchase commitment (note 8)	4	—	—	11	15	—
Share-based compensation (note 5)	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(1 402)	(1 402)	—
At June 30, 2025	20 738	513	1 021	22 308	44 580	1 217 884

(1)	Includes $28 million of taxes on share repurchases for the six months ended June 30, 2025 (June 30, 2024 – $15 million).

See accompanying notes to the condensed interim consolidated financial statements.

2025 Second Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2024.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2024.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2024.

In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

44 2025 Second Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended June 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	4 806	5 319	665	673	7 278	8 022	—	—	12 749	14 014
Intersegment revenues	1 634	2 113	—	—	32	35	(1 666)	(2 148)	—	—
Less: Royalties	(596)	(1 001)	(162)	(124)	—	—	—	—	(758)	(1 125)
Operating revenues, net of royalties	5 844	6 431	503	549	7 310	8 057	(1 666)	(2 148)	11 991	12 889
Other (loss) income	(58)	72	9	(5)	18	43	(66)	41	(97)	151
	5 786	6 503	512	544	7 328	8 100	(1 732)	(2 107)	11 894	13 040
Expenses
Purchases of crude oil and products	813	696	—	—	5 969	6 519	(1 681)	(2 053)	5 101	5 162
Operating, selling and general	2 356	2 278	125	120	578	603	104	152	3 163	3 153
Transportation and distribution	335	292	36	24	127	132	(9)	(10)	489	438
Depreciation, depletion, amortization and impairment	1 248	1 235	167	184	260	236	34	29	1 709	1 684
Exploration	3	13	1	2	—	—	—	—	4	15
Loss on disposal of assets	—	—	—	—	—	—	—	1	—	1
Financing expenses (income)	187	197	18	18	17	17	(228)	172	(6)	404
	4 942	4 711	347	348	6 951	7 507	(1 780)	(1 709)	10 460	10 857
Earnings (Loss) before Income Taxes	844	1 792	165	196	377	593	48	(398)	1 434	2 183
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	412	781
Deferred	—	—	—	—	—	—	—	—	(112)	(166)
	—	—	—	—	—	—	—	—	300	615
Net Earnings	—	—	—	—	—	—	—	—	1 134	1 568
Capital and Exploration Expenditures	1 109	1 437	229	229	362	375	8	6	1 708	2 047

2025 Second Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	9 796	10 257	1 394	1 438	14 889	15 625	—	(1)	26 079	27 319
Intersegment revenues	3 785	4 097	—	—	49	45	(3 834)	(4 142)	—	—
Less: Royalties	(1 411)	(1 783)	(354)	(266)	—	—	—	—	(1 765)	(2 049)
Operating revenues, net of royalties	12 170	12 571	1 040	1 172	14 938	15 670	(3 834)	(4 143)	24 314	25 270
Other income (loss)	40	127	14	1	6	117	(27)	54	33	299
	12 210	12 698	1 054	1 173	14 944	15 787	(3 861)	(4 089)	24 347	25 569
Expenses
Purchases of crude oil and products	1 422	1 325	—	—	11 891	12 107	(3 912)	(3 912)	9 401	9 520
Operating, selling and general	4 748	4 760	245	261	1 187	1 221	280	351	6 460	6 593
Transportation and distribution	631	584	58	49	266	235	(18)	(20)	937	848
Depreciation, depletion, amortization and impairment	2 447	2 420	338	354	517	480	70	58	3 372	3 312
Exploration	71	70	55	4	—	—	—	—	126	74
Gain on disposal of assets	—	—	—	—	—	—	—	(2)	—	(2)
Financing expenses (income)	372	376	35	35	34	37	(114)	373	327	821
	9 691	9 535	731	703	13 895	14 080	(3 694)	(3 152)	20 623	21 166
Earnings (Loss) before Income Taxes	2 519	3 163	323	470	1 049	1 707	(167)	(937)	3 724	4 403
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 060	1 430
Deferred	—	—	—	—	—	—	—	—	(159)	(205)
	—	—	—	—	—	—	—	—	901	1 225
Net Earnings	—	—	—	—	—	—	—	—	2 823	3 178
Capital and Exploration Expenditures	1 858	2 432	438	371	542	543	15	12	2 853	3 358

46 2025 Second Quarter Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended June 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	3 722	—	3 722	4 614	—	4 614
Bitumen	2 718	—	2 718	2 818	—	2 818
	6 440	—	6 440	7 432	—	7 432
Exploration and Production
Crude oil and natural gas liquids	545	120	665	437	236	673
	545	120	665	437	236	673
Refining and Marketing
Gasoline	3 286	—	3 286	3 519	—	3 519
Distillate	3 440	—	3 440	3 813	—	3 813
Other	584	—	584	725	—	725
	7 310	—	7 310	8 057	—	8 057
Corporate and Eliminations
	(1 666)	—	(1 666)	(2 148)	—	(2 148)
Total Revenue from Contracts with Customers	12 629	120	12 749	13 778	236	14 014

Six months ended June 30	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	8 578	—	8 578	9 474	—	9 474
Bitumen	5 003	—	5 003	4 880	—	4 880
	13 581	—	13 581	14 354	—	14 354
Exploration and Production
Crude oil and natural gas liquids	1 015	379	1 394	1 046	392	1 438
	1 015	379	1 394	1 046	392	1 438
Refining and Marketing
Gasoline	6 534	—	6 534	6 509	—	6 509
Distillate	7 187	—	7 187	7 774	—	7 774
Other	1 217	—	1 217	1 387	—	1 387
	14 938	—	14 938	15 670	—	15 670
Corporate and Eliminations
	(3 834)	—	(3 834)	(4 143)	—	(4 143)
Total Revenue from Contracts with Customers	25 700	379	26 079	26 927	392	27 319

2025 Second Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

4. Other (Loss) Income

Other (loss) income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Energy trading and risk management	(42)	83	27	139
Investment and interest income (1)	(62)	68	(6)	107
Insurance proceeds and other	7	—	12	53
	(97)	151	33	299

(1)	The three and six months ended June 30, 2025, includes a $95 million write-down of an equity investment, within the Corporate segment and a $41 million write-down of an equity investment, within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Equity-settled plans	3	4	7	7
Cash-settled plans	17	124	158	280
	20	128	165	287

48 2025 Second Quarter Suncor Energy Inc.

6. Financing Expenses

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Interest on debt	151	184	299	365
Interest on lease liabilities	65	69	138	125
Capitalized interest	(59)	(83)	(117)	(157)
Interest expense	157	170	320	333
Interest on partnership liability	11	12	23	24
Interest on pension and other post-retirement benefits	—	5	(1)	11
Accretion	144	149	287	294
Foreign exchange (gain) loss on U.S. dollar denominated debt and leases	(461)	103	(475)	323
Operational foreign exchange and other	143	(35)	173	(164)
	(6)	404	327	821

7. Earnings Per Common Share

	Three months ended June 30		Six months ended June 30
($ millions)	2025	2024	2025	2024
Net earnings	1 134	1 568	2 823	3 178

(millions of common shares)
Weighted average number of common shares	1 225	1 283	1 232	1 286
Dilutive securities:
Effect of share options	1	2	1	2
Weighted average number of diluted common shares	1 226	1 285	1 233	1 288

(dollars per common share)
Basic and diluted earnings per share	0.93	1.22	2.29	2.47

8. Normal Course Issuer Bid

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2023 Normal Course Issuer Bid	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 Normal Course Issuer Bid	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	123 800	10	19 643

2025 Second Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)
Shares repurchased	14 993	15 561	28 593	21 999
Amounts charged to:
Share capital	256	264	488	372
Retained earnings	494	561	1 012	746
Share repurchase cost before tax	750	825	1 500	1 118
Retained earnings - share buyback tax payable	15	15	28	15
Share repurchase cost	765	840	1 528	1 133

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout periods:

	June 30	December 31
($ millions)	2025	2024
Amounts charged to:
Share capital	100	104
Retained earnings	198	209
Liability for share purchase commitment	298	313

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total
Fair value outstanding at December 31, 2024	82
Changes in fair value recognized in earnings during the period	71
Contracts realized during the period - (gain)	(205)
Fair value outstanding at June 30, 2025	(52)

50 2025 Second Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2025, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2025:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	59	58	—	117
Accounts payable	(119)	(50)	—	(169)
	(60)	8	—	(52)

During the second quarter of 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At June 30, 2025, the carrying value of fixed-term debt accounted for under amortized cost was $9.9 billion (December 31, 2024 – $10.3 billion) and the fair value was $9.7 billion (December 31, 2024 – $10.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Provisions

Suncor’s decommissioning and restoration provision decreased by $67 million for the six months ended June 30, 2025. The decrease was primarily due to an increase in the credit-adjusted risk-free rate to 4.90% (December 31, 2024 – 4.80%).

11. Pensions and Other Post-Retirement Benefits

For the six months ended June 30, 2025, the actuarial gain on employee retirement benefit plans was $244 million (net of taxes of $77 million), due to an increase in the discount rate to 4.80% (December 31, 2024 – 4.60%) and strong asset performance.

2025 Second Quarter Suncor Energy Inc. 51

Supplemental Financial and Operating Information

Quarterly Financial Summary

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
($ millions, except per share amounts)	2025	2025	2024	2024	2024	2025	2024	2024
Gross revenues	12 749	13 330	13 657	13 905	14 014	26 079	27 319	54 881
Less: Royalties	(758)	(1 007)	(1 126)	(1 017)	(1 125)	(1 765)	(2 049)	(4 192)
Operating revenues, net of royalties	11 991	12 323	12 531	12 888	12 889	24 314	25 270	50 689
Earnings (loss) before income taxes
Oil Sands	844	1 675	1 625	1 819	1 792	2 519	3 163	6 607
Exploration and Production	165	158	125	272	196	323	470	867
Refining and Marketing	377	672	410	479	593	1 049	1 707	2 596
Corporate and Eliminations	48	(215)	(1 070)	124	(398)	(167)	(937)	(1 883)
Income tax expense	(300)	(601)	(272)	(674)	(615)	(901)	(1 225)	(2 171)
Net earnings	1 134	1 689	818	2 020	1 568	2 823	3 178	6 016
Adjusted operating earnings (loss)(A)
Oil Sands	926	1 620	1 609	1 786	1 745	2 546	3 110	6 505
Exploration and Production	165	158	125	272	196	323	470	867
Refining and Marketing	404	667	410	484	588	1 071	1 706	2 600
Corporate and Eliminations	(318)	(229)	(200)	1	(295)	(547)	(614)	(813)
Income tax expense included in adjusted operating earnings	(304)	(587)	(378)	(668)	(608)	(891)	(1 229)	(2 275)
Total	873	1 629	1 566	1 875	1 626	2 502	3 443	6 884
Adjusted funds from (used in) operations(A)
Oil Sands	2 399	2 810	3 126	3 165	3 108	5 209	5 551	11 842
Exploration and Production	372	330	274	471	398	702	865	1 610
Refining and Marketing	615	902	638	701	893	1 517	2 199	3 538
Corporate and Eliminations	(285)	(349)	(131)	71	(221)	(634)	(619)	(679)
Current income tax expense	(412)	(648)	(414)	(621)	(781)	(1 060)	(1 430)	(2 465)
Total	2 689	3 045	3 493	3 787	3 397	5 734	6 566	13 846
Change in non-cash working capital	230	(889)	1 590	474	432	(659)	50	2 114
Cash flow provided by operating activities	2 919	2 156	5 083	4 261	3 829	5 075	6 616	15 960
Free funds flow (deficit)(A)(B)
Oil Sands	1 290	2 061	2 185	2 198	1 671	3 351	3 119	7 502
Exploration and Production	143	121	19	190	169	264	494	703
Refining and Marketing	253	722	286	406	518	975	1 656	2 348
Corporate and Eliminations	(293)	(356)	(153)	59	(227)	(649)	(631)	(725)
Current income tax expense	(412)	(648)	(414)	(621)	(781)	(1 060)	(1 430)	(2 465)
Total	981	1 900	1 923	2 232	1 350	2 881	3 208	7 363
Per common share
Net earnings – basic	0.93	1.36	0.65	1.59	1.22	2.29	2.47	4.72
Net earnings – diluted	0.93	1.36	0.65	1.59	1.22	2.29	2.47	4.72
Adjusted operating earnings(A)(C)	0.71	1.31	1.25	1.48	1.27	2.03	2.68	5.40
Cash dividends(C)	0.57	0.57	0.57	0.55	0.55	1.14	1.10	2.22
Adjusted funds from operations(A)(C)	2.20	2.46	2.78	2.98	2.65	4.65	5.11	10.87
Cash flow provided by operating activities(C)	2.38	1.74	4.05	3.36	2.98	4.12	5.14	12.53
Free funds flow(A)(B)(C)	0.80	1.53	1.53	1.76	1.05	2.34	2.49	5.78
Returns to shareholders
Dividends paid on common shares	697	705	713	690	698	1 402	1 400	2 803
Repurchase of common shares	750	750	1 000	790	825	1 500	1 118	2 908
Total returns to shareholders	1 447	1 455	1 713	1 480	1 523	2 902	2 518	5 711
Capital and exploration expenditures (including capitalized interest)
Oil Sands	1 109	749	941	967	1 437	1 858	2 432	4 340
Exploration and Production	229	209	255	281	229	438	371	907
Refining and Marketing	362	180	352	295	375	542	543	1 190
Corporate and Eliminations	8	7	22	12	6	15	12	46
Total capital and exploration expenditures	1 708	1 145	1 570	1 555	2 047	2 853	3 358	6 483

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Beginning in the second quarter of 2024, the company included the presentation of free funds flow by segment and on a basic per share basis.
(C)	Presented on a basic per share basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

52 2025 Second Quarter Suncor Energy Inc.

Supplemental Financial and Operating Information (continued)

Quarterly Financial Summary

(unaudited)

	For the twelve months ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2025	2025	2024	2024	2024
Return on capital employed (ROCE)(A)(D)(%)	11.1	12.8	13.0	15.6	15.6
ROCE excluding impairments and impairment reversals(A)(D) (%)	11.1	12.8	13.0	15.6	15.6

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(D)	Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Second Quarter Suncor Energy Inc. 53

Quarterly Operating Summary

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Oil Sands	2025	2025	2024	2024	2024	2025	2024	2024
Production volumes (mbbls/d)
Total Oil Sands bitumen production	860.8	937.3	951.5	909.6	834.4	898.9	883.3	907.0
Oil Sands production volumes
Oil Sands operations – SCO, diesel and other products	280.6	361.3	357.6	329.5	321.6	320.7	348.1	345.8
Oil Sands operations – Bitumen	162.8	165.3	180.9	128.5	136.9	164.1	128.6	141.8
Syncrude – SCO, diesel and bitumen	196.5	206.0	214.9	213.8	171.1	201.3	184.5	199.5
Fort Hills – Bitumen	162.9	176.4	161.7	166.0	166.9	169.6	172.3	168.0
Inter-asset transfers and consumption	(54.4)	(118.1)	(97.6)	(61.8)	(80.5)	(86.2)	(83.0)	(81.3)
Total Oil Sands production volumes	748.4	790.9	817.5	776.0	716.0	769.5	750.5	773.8
Oil Sands – upgraded – net SCO and diesel
Oil Sands operations	280.6	361.3	357.6	329.5	321.6	320.7	348.1	345.8
Syncrude	187.4	206.0	214.9	213.7	166.7	196.7	182.3	198.4
Inter-asset transfers and consumption	(29.8)	(30.7)	(28.9)	(29.4)	(26.6)	(30.3)	(27.1)	(28.1)
Total Oil Sands – upgraded – net SCO and diesel production	438.2	536.6	543.6	513.8	461.7	487.1	503.3	516.1
Oil Sands – non-upgraded bitumen
Oil Sands operations	162.8	165.3	180.9	128.5	136.9	164.1	128.6	141.8
Fort Hills	162.9	176.4	161.7	166.0	166.9	169.6	172.3	168.0
Syncrude	9.1	—	—	0.1	4.4	4.6	2.2	1.1
Inter-asset transfers	(24.6)	(87.4)	(68.7)	(32.4)	(53.9)	(55.9)	(55.9)	(53.2)
Total Oil Sands – non-upgraded bitumen production	310.2	254.3	273.9	262.2	254.3	282.4	247.2	257.7
Oil Sands production volumes to market
Upgraded – net SCO and diesel	438.2	536.6	543.6	513.8	461.7	487.1	503.3	516.1
Non-upgraded bitumen	310.2	254.3	273.9	262.2	254.3	282.4	247.2	257.7
Total Oil Sands production volumes	748.4	790.9	817.5	776.0	716.0	769.5	750.5	773.8
Oil Sands sales volumes (mbbls/d)
Upgraded – net SCO and diesel	440.2	528.5	538.3	510.3	453.8	484.1	502.0	513.2
Non-upgraded bitumen	307.6	244.9	282.3	254.2	272.6	276.4	253.3	260.8
Total Oil Sands sales volumes	747.8	773.4	820.6	764.5	726.4	760.5	755.3	774.0
Oil Sands operations cash operating costs(1)(A) ($ millions)
Cash costs	1 024	1 194	1 235	1 045	1 123	2 218	2 230	4 510
Natural gas	102	123	80	40	65	225	168	288
	1 126	1 317	1 315	1 085	1 188	2 443	2 398	4 798
Oil Sands operations cash operating costs(1)(A) ($/bbl)*
Cash costs	25.45	25.20	24.95	24.80	26.90	25.30	25.70	25.30
Natural gas	2.50	2.60	1.60	0.95	1.55	2.55	1.95	1.60
	27.95	27.80	26.55	25.75	28.45	27.85	27.65	26.90
Fort Hills cash operating costs(1)(A) ($ millions)
Cash costs	528	514	493	501	453	1 042	958	1 952
Natural gas	16	24	17	9	12	40	38	64
	544	538	510	510	465	1 082	996	2 016
Fort Hills cash operating costs(1)(A) ($/bbl)*
Cash costs	35.65	32.35	33.15	32.80	29.80	33.95	30.50	31.75
Natural gas	1.10	1.50	1.10	0.60	0.80	1.30	1.25	1.05
	36.75	33.85	34.25	33.40	30.60	35.25	31.75	32.80
Syncrude cash operating costs(1)(A) ($ millions)
Cash costs	636	654	637	643	615	1 290	1 235	2 515
Natural gas	16	16	12	6	10	32	32	50
	652	670	649	649	625	1 322	1 267	2 565
Syncrude cash operating costs(1)(A) ($/bbl)*
Cash costs	35.60	35.25	32.20	32.70	39.50	35.45	36.80	34.45
Natural gas	0.90	0.85	0.60	0.30	0.65	0.85	0.95	0.70
	36.50	36.10	32.80	33.00	40.15	36.30	37.75	35.15

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

54 2025 Second Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Oil Sands Segment Operating Netbacks(A)(B)	2025	2025	2024	2024	2024	2025	2024	2024
Non-upgraded bitumen ($/bbl)
Average price realized	67.95	78.00	76.43	79.37	88.08	72.38	80.80	79.31
Royalties	(8.79)	(10.20)	(12.13)	(10.77)	(13.29)	(9.41)	(11.96)	(11.71)
Transportation and distribution costs	(6.71)	(6.87)	(7.19)	(6.49)	(5.62)	(6.78)	(6.43)	(6.66)
Net operating expenses	(20.69)	(19.05)	(19.65)	(22.93)	(19.94)	(19.97)	(21.23)	(21.22)
Operating netback	31.76	41.88	37.46	39.18	49.23	36.22	41.18	39.72

Upgraded – net SCO and diesel ($/bbl)
Average price realized	90.10	99.27	98.58	103.52	110.20	95.08	101.18	101.05
Royalties	(8.75)	(12.41)	(12.58)	(14.32)	(16.25)	(10.73)	(13.47)	(13.45)
Transportation and distribution costs	(3.67)	(3.03)	(3.30)	(2.95)	(3.71)	(3.34)	(3.15)	(3.14)
Net operating expenses	(39.90)	(36.83)	(35.31)	(33.39)	(39.28)	(38.23)	(36.66)	(35.48)
Operating netback	37.78	47.00	47.39	52.86	50.96	42.78	47.90	48.98

Average Oil Sands segment ($/bbl)
Average price realized	80.98	92.54	90.96	95.49	101.90	86.83	94.34	93.73
Royalties	(8.76)	(11.71)	(12.43)	(13.14)	(15.14)	(10.25)	(12.97)	(12.87)
Transportation and distribution costs	(4.92)	(4.26)	(4.64)	(4.13)	(4.42)	(4.59)	(4.25)	(4.32)
Net operating expenses	(32.00)	(31.20)	(29.92)	(29.91)	(32.02)	(31.59)	(31.48)	(30.68)
Operating netback	35.30	45.37	43.97	48.31	50.32	40.40	45.64	45.86

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Second Quarter Suncor Energy Inc. 55

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Exploration and Production	2025	2025	2024	2024	2024	2025	2024	2024
Production volumes
E&P Canada (mbbls/d)	56.4	55.6	50.3	52.6	49.0	56.0	47.9	49.7
E&P International (mbbls/d)	3.3	6.7	7.2	—	5.6	5.0	4.6	4.1
Total production volumes (mbbls/d)	59.7	62.3	57.5	52.6	54.6	61.0	52.5	53.8

Total sales volumes (mbbls/d)	65.0	55.0	44.8	70.1	46.8	60.1	55.0	56.2

Operating netbacks(A)(B)
E&P Canada ($/bbl)
Average price realized	97.05	108.18	104.85	111.40	117.08	101.93	114.32	111.61
Royalties	(17.50)	(19.85)	(19.45)	(14.63)	(9.43)	(18.53)	(12.54)	(14.50)
Transportation and distribution costs	(5.45)	(4.36)	(6.59)	(2.16)	(5.69)	(4.97)	(4.82)	(4.23)
Operating costs	(17.90)	(20.24)	(25.29)	(17.90)	(27.23)	(18.92)	(23.82)	(22.06)
Operating netback	56.20	63.73	53.52	76.71	74.73	59.51	73.14	70.82

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

56 2025 Second Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Refining and Marketing	2025	2025	2024	2024	2024	2025	2024	2024
Refined product sales (mbbls/d)	600.5	604.9	613.3	612.3	594.7	602.6	587.8	600.4
Crude oil processed (mbbls/d)	442.3	482.7	486.2	487.6	430.5	462.4	442.9	465.0
Rack forward sales volume (ML)	5 724	5 419	5 609	5 955	5 592	11 143	10 700	22 264
Utilization of refining capacity (%)	95	104	104	105	92	99	95	100
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	32.45	36.70	30.00	32.25	37.65	34.65	42.30	36.40
Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	34.40	38.00	30.60	35.85	36.35	36.30	41.20	37.00
Rack forward gross margin (cpl)(A)	6.15	6.45	7.35	7.30	6.25	6.30	5.65	6.50
Refining operating expense ($/bbl)(A)	6.85	6.75	6.55	5.80	6.95	6.80	7.05	6.60
Rack forward operating expense (cpl)(A)	2.80	3.15	3.45	3.10	3.10	3.00	3.15	3.25

Eastern North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	121.3	130.4	127.2	121.6	112.9	125.8	112.7	118.6
Distillate	132.2	121.4	121.3	120.4	105.0	126.8	111.7	116.3
Total transportation fuel sales	253.5	251.8	248.5	242.0	217.9	252.6	224.4	234.9
Petrochemicals	4.4	7.3	9.5	6.3	10.3	5.8	12.1	10.0
Asphalt	18.5	18.7	20.8	24.2	15.3	18.6	15.5	19.1
Other	13.9	18.9	27.0	19.6	23.4	16.4	24.0	23.6
Total refined product sales	290.3	296.7	305.8	292.1	266.9	293.4	276.0	287.6
Crude oil supply and refining
Processed at refineries (mbbls/d)	231.1	236.9	232.4	235.4	169.8	234.0	193.2	213.6
Utilization of refining capacity (%)	104	107	105	106	76	105	87	96

Western North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	129.8	132.4	133.1	135.0	140.0	131.1	135.5	134.7
Distillate	137.9	141.2	142.2	146.3	152.0	139.6	146.8	145.6
Total transportation fuel sales	267.7	273.6	275.3	281.3	292.0	270.7	282.3	280.3
Asphalt	12.7	6.6	11.7	16.6	13.4	9.7	9.4	11.8
Other	29.8	28.0	20.5	22.3	22.4	28.8	20.1	20.7
Total refined product sales	310.2	308.2	307.5	320.2	327.8	309.2	311.8	312.8
Crude oil supply and refining
Processed at refineries (mbbls/d)	211.2	245.8	253.8	252.2	260.7	228.4	249.7	251.4
Utilization of refining capacity (%)	87	101	104	103	107	94	102	103

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Second Quarter Suncor Energy Inc. 57

Quarterly Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	June 30, 2025			March 31, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 718	3 722	6 440	2 285	4 856	7 141
Other (loss) income	(56)	(2)	(58)	41	57	98
Purchases of crude oil and products	(763)	(50)	(813)	(572)	(37)	(609)
Gross realization adjustment(2)	3	(62)		(35)	(154)
Gross realizations	1 902	3 608		1 719	4 722
Royalties	(246)	(350)	(596)	(225)	(590)	(815)
Transportation and distribution	(188)	(147)	(335)	(151)	(145)	(296)
Operating, selling and general (OS&G)	(644)	(1 712)	(2 356)	(451)	(1 941)	(2 392)
OS&G adjustment(3)	65	114		31	189
Net operating expenses	(579)	(1 598)		(420)	(1 752)
Operating netback	889	1 513		923	2 235
Sales volumes (mbbls)	27 989	40 055		22 041	47 567
Operating netback per barrel	31.76	37.78		41.88	47.00

	December 31, 2024			September 30, 2024
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 682	4 979	7 661	2 362	4 883	7 245
Other income (loss)	30	4	34	(7)	22	15
Purchases of crude oil and products	(695)	(53)	(748)	(468)	(18)	(486)
Gross realization adjustment(2)	(32)	(48)		(33)	(27)
Gross realizations	1 985	4 882		1 854	4 860
Royalties	(315)	(624)	(939)	(251)	(672)	(923)
Transportation and distribution	(187)	(163)	(350)	(152)	(139)	(291)
OS&G	(551)	(1 894)	(2 445)	(615)	(1 608)	(2 223)
OS&G adjustment(3)	41	144		79	42
Net operating expenses	(510)	(1 750)		(536)	(1 566)
Operating netback	973	2 345		915	2 483
Sales volumes (mbbls)	25 973	49 519		23 383	46 952
Operating netback per barrel	37.46	47.39		39.18	52.86

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

58 2025 Second Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	June 30, 2024
	Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment
Operating revenues	2 818	4 614	7 432
Other income	60	12	72
Purchases of crude oil and products	(651)	(45)	(696)
Gross realization adjustment(2)	(43)	(30)
Gross realizations	2 184	4 551
Royalties	(330)	(671)	(1 001)
Transportation and distribution	(139)	(153)	(292)
OS&G	(572)	(1 706)	(2 278)
OS&G adjustment(3)	77	81
Net operating expenses	(495)	(1 625)
Operating netback	1 220	2 102
Sales volumes (mbbls)	24 811	41 296
Operating netback per barrel	49.23	50.96

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Second Quarter Suncor Energy Inc. 59

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	June 30, 2025			June 30, 2024
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Year to date	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	5 003	8 578	13 581	4 880	9 474	14 354
Other (loss) income	(15)	55	40	119	8	127
Purchases of crude oil and products	(1 335)	(87)	(1 422)	(1 208)	(117)	(1 325)
Gross realization adjustment(2)	(32)	(216)		(65)	(124)
Gross realizations	3 621	8 330		3 726	9 241
Royalties	(471)	(940)	(1 411)	(552)	(1 231)	(1 783)
Transportation and distribution	(339)	(292)	(631)	(297)	(287)	(584)
OS&G	(1 095)	(3 653)	(4 748)	(1 154)	(3 606)	(4 760)
OS&G adjustment(3)	96	303		175	255
Net operating expenses	(999)	(3 350)		(979)	(3 351)
Operating netback	1 812	3 748		1 898	4 372
Sales volumes (mbbls)	50 030	87 622		46 091	91 373
Operating netback per barrel	36.22	42.78		41.18	47.90

				December 31, 2024
				Non-	Upgraded –
				Upgraded	Net SCO and	Oil Sands
Year ended				Bitumen	Diesel	Segment
Operating revenues				9 924	19 336	29 260
Other income				142	34	176
Purchases of crude oil and products				(2 371)	(188)	(2 559)
Gross realization adjustment(2)				(130)	(199)
Gross realizations				7 565	18 983
Royalties				(1 118)	(2 527)	(3 645)
Transportation and distribution				(636)	(589)	(1 225)
OS&G				(2 320)	(7 108)	(9 428)
OS&G adjustment(3)				295	441
Net operating expenses				(2 025)	(6 667)
Operating netback				3 786	9 200
Sales volumes (mbbls)				95 447	187 844
Operating netback per barrel				39.72	48.98

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

60 2025 Second Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	June 30, 2025			March 31, 2025
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	545	120	665	470	259	729
Royalties	(98)	(64)	(162)	(86)	(106)	(192)
Transportation and distribution	(32)	(4)	(36)	(19)	(3)	(22)
OS&G	(105)	(20)	(125)	(95)	(25)	(120)
Non-production costs(6)	5			7
Operating netback	315			277
Sales volumes (mbbls)	5 619			4 344
Operating netback per barrel	56.20			63.73

	December 31, 2024			September 30, 2024
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	363	279	642	718	—	718
Royalties	(67)	(120)	(187)	(94)	—	(94)
Transportation and distribution	(23)	(3)	(26)	(14)	—	(14)
OS&G	(96)	(28)	(124)	(121)	(18)	(139)
Non-production costs(6)	9			6
Operating netback	186			495
Sales volumes (mbbls)	3 464			6 451
Operating netback per barrel	53.52			76.71

	June 30, 2024
	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment
Operating revenues	437	236	673
Royalties	(35)	(89)	(124)
Transportation and distribution	(21)	(3)	(24)
OS&G	(109)	(11)	(120)
Non-production costs(6)	7
Operating netback	279
Sales volumes (mbbls)	3 748
Operating netback per barrel	74.73

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Second Quarter Suncor Energy Inc. 61

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	June 30, 2025			June 30, 2024
	E&P		E&P	E&P		E&P
Year to date	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	1 015	379	1 394	1 046	392	1 438
Royalties	(184)	(170)	(354)	(115)	(151)	(266)
Transportation and distribution	(51)	(7)	(58)	(44)	(5)	(49)
OS&G	(200)	(45)	(245)	(237)	(24)	(261)
Non-production costs(6)	12			18
Operating netback	592			668
Sales volumes (mbbls)	9 963			9 180
Operating netback per barrel	59.51			73.14

				December 31, 2024
				E&P		E&P
Year ended				Canada	Other(4)(5)	Segment
Operating revenues				2 127	671	2 798
Royalties				(276)	(271)	(547)
Transportation and distribution				(81)	(8)	(89)
OS&G				(454)	(70)	(524)
Non-production costs(6)				33
Operating netback				1 349
Sales volumes (mbbls)				19 095
Operating netback per barrel				70.82

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 2025 Second Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except as noted)

	Quarter Ended					Six Months Ended		Year Ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
Refining and marketing gross margin reconciliation	2025	2025	2024	2024	2024	2025	2024	2024
Operating revenues	7 310	7 628	7 547	8 124	8 057	14 938	15 670	31 341
Purchases of crude oil and products	(5 969)	(5 922)	(6 123)	(6 685)	(6 519)	(11 891)	(12 107)	(24 915)
	1 341	1 706	1 424	1 439	1 538	3 047	3 563	6 426
Other income (loss)	18	(12)	58	80	43	6	117	255
Non-refining and marketing margin(7)	14	(13)	(56)	(1)	(13)	1	(55)	(112)
Refining and marketing gross margin – FIFO(A)	1 373	1 681	1 426	1 518	1 568	3 054	3 625	6 569
Refinery production (mbbls)(8)	42 282	45 798	47 519	47 094	41 669	88 080	85 743	180 356
Refining and marketing gross margin – FIFO ($/bbl)(A)	32.45	36.70	30.00	32.25	37.65	34.65	42.30	36.40
FIFO loss (gain) and risk management activities adjustment(B)	82	60	29	171	(53)	142	(93)	107
Refining and marketing gross margin – LIFO(A)(B)	1 455	1 741	1 455	1 689	1 515	3 196	3 532	6 676
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	34.40	38.00	30.60	35.85	36.35	36.30	41.20	37.00

Rack forward gross margin
Refining and marketing gross margin – FIFO(A)	1 373	1 681	1 426	1 518	1 568	3 054	3 625	6 569
Refining and supply gross margin	(1 022)	(1 331)	(1 014)	(1 085)	(1 218)	(2 353)	(3 020)	(5 119)
Rack forward gross margin(A)(9)	351	350	412	433	350	701	605	1 450
Sales volume (ML)	5 724	5 419	5 609	5 955	5 592	11 143	10 700	22 264
Rack forward gross margin (cpl)(A)	6.15	6.45	7.35	7.30	6.25	6.30	5.65	6.50

Refining and rack forward operating expense reconciliation
Operating, selling and general	578	609	653	592	603	1 187	1 221	2 466
Less: Rack forward operating expense(A)(10)	161	171	195	186	174	332	339	720
Less: Other operating expenses(11)	128	130	147	133	139	258	277	557
Refining operating expense(A)	289	308	311	273	290	597	605	1 189
Refinery production (mbbls)(8)	42 282	45 798	47 519	47 094	41 669	88 080	85 743	180 356
Refining operating expense ($/bbl)(A)	6.85	6.75	6.55	5.80	6.95	6.80	7.05	6.60
Sales volume (ML)	5 724	5 419	5 609	5 955	5 592	11 143	10 700	22 264
Rack forward operating expense (cpl)(A)	2.80	3.15	3.45	3.10	3.10	3.00	3.15	3.25

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Refining and marketing gross margin – LIFO excludes the impact of risk management activities.
(C)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Second Quarter Suncor Energy Inc. 63

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

Suncor custom 5-2-2-1 index(A)(12)

(US$/bbl, except as noted)		Quarter Ended					Six Months Ended		Year Ended
		Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Jun 30	Jun 30	Dec 31
(average for the three months, six months and twelve months ended)		2025	2025	2024	2024	2024	2025	2024	2024
WTI crude oil at Cushing		63.70	71.40	70.30	75.15	80.55	67.55	78.75	75.70
SYN crude oil at Edmonton		64.70	69.05	71.15	76.45	83.35	66.90	76.45	75.10
WCS at Hardisty		53.50	58.75	57.75	61.65	67.00	56.10	62.30	61.00
New York Harbor 2-1-1 crack(B)		25.90	21.05	18.80	21.05	24.75	23.50	25.90	22.90
Chicago 2-1-1 crack(B)		22.05	14.65	13.85	19.35	18.85	18.35	19.35	17.95

Product value
New York Harbor 2-1-1 crack(C)	40%	35.85	37.00	35.65	38.50	42.10	36.40	41.85	39.45
Chicago 2-1-1 crack(D)	40%	34.30	34.40	33.65	37.80	39.75	34.35	39.25	37.45
WTI	20%	12.75	14.30	14.05	15.05	16.10	13.50	15.75	15.15
Seasonality factor		5.00	6.50	6.50	5.00	5.00	5.75	5.75	5.75
		87.90	92.20	89.85	96.35	102.95	90.00	102.60	97.80

Crude value
SYN	40%	25.90	27.60	28.45	30.60	33.35	26.75	30.60	30.05
WCS	40%	21.40	23.50	23.10	24.65	26.80	22.45	24.90	24.40
WTI	20%	12.75	14.30	14.05	15.05	16.10	13.50	15.75	15.15
		60.05	65.40	65.60	70.30	76.25	62.70	71.25	69.60
Suncor custom 5-2-2-1 index		27.85	26.80	24.25	26.05	26.70	27.30	31.35	28.20
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		38.55	38.45	33.95	35.50	36.55	38.50	42.60	38.65

(A)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.
(B)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.
(C)	Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.
(D)	Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 2025 Second Quarter Suncor Energy Inc.

Operating Summary Information

Non-GAAP and Other Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE) and ROCE excluding impairments and impairment reversals, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE and ROCE excluding impairments and impairment reversals are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
(2)Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(3)Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.
(4)Reflects other E&P assets, such as Libya, for which netbacks are not provided.
(5)Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.
(6)Reflects adjustments for general and administrative costs not directly attributed to production.
(7)Reflects adjustments for intersegment marketing fees.
(8)Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(9)Rack forward operating revenues, other income less purchases of crude oil and products.
(10)Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.
(11)Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.
(12)The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

2025 Second Quarter Suncor Energy Inc. 65

Explanatory Notes

*	Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
cpl	–	cents per litre
ML	–	million litres
WTI	–	West Texas Intermediate
SYN	–	Synthetic crude oil benchmark
WCS	–	Western Canadian Select

Metric Conversion

1 m3 (cubic metre) = approximately 6.29 barrels

66 2025 Second Quarter Suncor Energy Inc.

Suncor Energy Inc. 150 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3 T: 403-296-8000 Suncor.com